Exhibit 99.17

CI FINANCIAL CORP.

NOTICE OF MEETING

AND

MANAGEMENT INFORMATION CIRCULAR

for the

ANNUAL MEETING OF SHAREHOLDERS

to be held on June 24, 2019

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of holders (“Shareholders”) of common shares (the “Shares”) of CI Financial Corp. (the “Corporation” or “CI”) will be held on Monday June 24, 2019 at 2:00 p.m. (Toronto time) at 15 York Street, 2nd Floor, Toronto, Ontario (the “Meeting”) for the following purposes:

1.	To receive the consolidated financial statements of CI for the fiscal year ended December 31, 2018, together with the auditors’ report thereon;

2.	To elect directors of CI (the “Directors”) for the ensuing year;

3.	To appoint auditors for the ensuing year and authorize the Directors to fix the auditors’ remuneration;

4.	To consider and provide an advisory vote on the board of director’s (the “Board”) approach to and report on Executive Compensation; and

5.	To transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The Management Information Circular dated May 8, 2019 (the “Information Circular”) provides additional information relating to matters to be dealt with at the Meeting. Shareholders are reminded to review the Information Circular before voting.

The Corporation is utilizing the notice and access mechanism under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Notice and access allows CI to post electronic versions of proxy-related materials online, rather than mailing paper copies of such materials to Shareholders.

Electronic copies of this Notice of Meeting, the Information Circular and the Corporation’s 2018 Annual Report (containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2018 and Management’s Discussion and Analysis thereon) (the “Annual Report”) may be found on the Corporation’s pages on SEDAR at www.sedar.com and also on the Corporation’s website at www.cifinancial.com.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing the information prescribed by NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder).

Shareholders may obtain paper copies of the Information Circular, the Annual Report and the Corporation’s Annual Information Form dated March 1, 2019 free of charge, or more information about notice and access, by contacting the Corporation’s transfer agent, Computershare Investor Services Inc., at 1-866-962-0498 within North America or direct, from outside North America, at 514-982-8716. In order to receive paper copies of these meeting materials in time to vote before the Meeting, your request must be received by June 14, 2019.

The Corporation’s Board has fixed the close of business on May 1, 2019 as the record date for determining Shareholders entitled to receive notice of, and to vote at, the Meeting and any postponement or adjournment of the Meeting. No Shareholders becoming Shareholders of record after that time will be entitled to vote at the Meeting, or any adjournment or postponement thereof.

Registered Shareholders are requested to complete, date, sign and return (in the return envelope provided for that purpose) the form of proxy included in the Notice Package. You may also vote your Shares by proxy by appointing another person to attend the Meeting and vote your Shares for you. To be valid, the form of proxy must be signed and received by the proxy department of the Corporation’s transfer agent, Computershare Investor Services Inc., by mail at Proxy Tabulation, 100 University Avenue, 8th Floor, Toronto Ontario, M5J 2Y1, on the internet at www.investorvote.com or by facsimile at 1-866-249-7775 / 416-263-9524, or instructions must be received by phone at 1-866-732-8683, in each case no later than 5:00 p.m. (Toronto time) on June 20, 2019 or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day before any adjournment or postponement of the Meeting. Failure to properly complete or deposit a proxy may result in its invalidation.

You are a Non-Registered Shareholder if your bank, trust company, securities dealer, broker or other intermediary holds your Shares for you. In that case, you will likely not receive a proxy form. Only proxies deposited by registered Shareholders can be recognized and acted upon at the Meeting. Please return your voting instructions as specified in the voting instruction form delivered to you in the Notice Package.

May 8, 2019

By Order of the Board of Directors of CI Financial Corp.

PETER W. ANDERSON
President and Chief Executive Officer
CI Financial Corp.

Your vote is important. Whether or not you expect to attend the Meeting, please exercise your right to vote. Shareholders who have voted by proxy may still attend the Meeting.

Contents

MANAGEMENT INFORMATION CIRCULAR		1

How to Vote Your Shares		1
	Notice and Access	1
	How to Vote if you are a Registered Shareholder	2
	How to Vote if you are a Non-Registered Shareholder	3
	Completing the Proxy Form	3
	Changing your Vote/Revocation of Proxies	4

Voting Securities and Principal Holders		5

How the Votes are Counted		5

Business of the Meeting		6

1.	Financial Statements	6

2.	Election of Directors	6
	Nominations for Election as Directors	6
	Board and Committee Meetings Held and Attendance of Directors	14
	Corporate Cease Trade Orders or Bankruptcies	15
	Penalties and Sanctions	15
	Our Policy on Majority Voting	15

3.	Appointment of Auditors	16

4.	Say on Pay	16

Letter from the GOVERNANCE, Human Resources and Compensation Committee		17

Statement of Executive Compensation		19
	Objectives of the Compensation Program	19
	Rewarding Demonstrated Performance	19
	Components of Compensation	21
	Determination of Amount of Compensation	29
	Risk Management	33
	Chief Executive Officer and President Compensation	33

Performance Graphs		37

Summary Compensation Table		39

Equity Compensation Plan Information		40

Incentive Plan Awards		41

Termination and Change of Control Benefits	42

Director Compensation	43

Indebtedness of Directors and Executive Officers	46

Statement of Governance Practices	47

The Role of the Board of Directors	47
Enterprise Risk Management	47
Integrity of Financial Information and Internal Controls	48
Strategic Planning	48
Succession Planning	48
Securityholder Relations and Communications	49

Board Composition and Independence	50
Size and Composition	50
Independence	51
Board Expertise Matrix	52
Term Limits	54
Directorships and Board Interlocks	54
Lead Director	55
Director Attendance	55
Ethical Business Conduct	56
Complaint and Grievance System	57
Committees of the Board	57
Board, Committee and Director Assessment	59
Position Descriptions	60
Orientation and Education	63
Board Diversity	64
Executive Officer Diversity	65

Compensation	66

Share Ownership by Executive Officers and Directors	67

Restrictions on Trading and Hedging Shares of the Corporation	67

Normal course issuer bid	68

Additional information	68

Other business	68

Directors’ approval	69

SCHEDULE A	1

SCHEDULE B	1

v

CI FINANCIAL CORP.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies for use at the annual meeting (the “Meeting”) of holders (the “Shareholders”) of common shares (the “Shares”) of CI Financial Corp. (the “Corporation” or “CI”) to be held on Monday June 24, 2019 at the time and place and for the purposes set forth in the Notice of the Meeting.

The management of CI is soliciting the proxy of Shareholders for use at the Meeting. It is expected that the solicitation will be made primarily by mail, but proxies may also be solicited personally or by telephone by employees of CI. The cost of solicitation will be borne by CI. CI will reimburse intermediaries such as clearing agencies, securities dealers, banks, trust companies or their nominees for reasonable expenses incurred in sending proxy material to beneficial Shareholders and obtaining your proxies.

In this document, you and your refer to the Shareholders of CI. We, us, our, the Corporation and CI each refer to CI Financial Corp. Except as otherwise stated, the information contained in this Information Circular is given as of May 8, 2019 and references to CI’s fiscal year are to the calendar year ended December 31, 2018.

How to Vote Your Shares

Notice and Access

The Corporation is utilizing the notice and access mechanism under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”). Notice and access allows issuers to post electronic versions of proxy-related materials (such as information circulars and annual financial statements) online, via the System for Electronic Document Analysis and Retrieval (“SEDAR”) and the Corporation’s website, rather than mailing paper copies of such materials to Shareholders. Notice and access benefits the Corporation through the reduction in both postage and material costs and the promotion of environmental responsibility by decreasing the large volume of paper documents generated by printing proxy-related materials.

Electronic copies of the Notice of Meeting, the Information Circular and the Corporation’s 2018 Annual Report (containing the audited consolidated financial statements of the Corporation for the year ended December 31, 2018 and Management’s Discussion and Analysis thereon) (the “Annual Report”) may be found on the Corporation’s pages on SEDAR at www.sedar.com and also on the Corporation’s website at www.cifinancial.com. The Corporation’s Annual Information Form dated March 1, 2019 (the “Annual Information Form”) can also be found on SEDAR and the CI website. All references to websites are for your information only. The information contained or linked through any website is not part of, and is not incorporated by reference into, this Information Circular. Shareholders are reminded to review the Information Circular before voting.

Shareholders may obtain paper copies of the Information Circular, the Annual Report and the Annual Information Form free of charge, or more information about notice and access, by contacting the Corporation’s transfer agent, Computershare Investor Services Inc. (“Computershare”), at 1-866-962-0498 within North America or direct, from outside North America, at 514-982-8716. In order to receive paper copies of these meeting materials in time to vote before the Meeting, your request must be received by June 14, 2019.

Shareholders will receive paper copies of a notice package (the “Notice Package”) via prepaid mail containing the information prescribed by NI 54-101 and a form of proxy (if you are a registered Shareholder) or a voting instruction form (if you are a non-registered Shareholder), in each case with a supplemental mail list return box for Shareholders to request they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s annual and interim financial statements for the 2019 fiscal year.

How to Vote if you are a Registered Shareholder

You are a registered Shareholder if your name appears on your Share certificate or if you are registered as the holder of the Shares in book-entry form. Your proxy form will indicate whether you are a registered Shareholder. Voting by proxy is the easiest way to vote. Voting by proxy means that you are giving the person or people named on your proxy form (the “Proxyholder”) the authority to vote your Shares for you at the Meeting or any adjournment. If you are a registered Shareholder, the applicable proxy form(s) are included in the Notice Package.

If you are a registered Shareholder you can attend the Meeting in person or, if you are not able to attend, you may vote by submitting your proxy before 5:00 p.m. (Toronto time) on June 20, 2019, or if the Meeting is adjourned or postponed, prior to 5:00 p.m. (Toronto time) on the second business day before any adjournment or postponement of the Meeting, in any of the following ways:

By Telephone	By Internet	By Mail	By Fax	By Appointing Another Person to Attend and Vote
Call 1-866-732-8683 (toll free in Canada or the United States)	Go to www.investorvote.com

Complete, sign and date the proxy and return it in the envelope provided or otherwise to:

Computershare Investor Services Inc.,

Proxy Tabulation,

100 University Avenue,

8th Floor,

Toronto Ontario,

M5J 2Y1

Complete, sign and date the proxy and fax it to: 1-866-249-7775 (toll free in Canada or the United States) or 416-263-9524 (outside Canada and the United States)

Strike out the two names that are printed on the proxy form and write the name of the person you are appointing in the space provided. Complete your voting instructions date, sign the proxy and use one of the methods outlined here to return it to Computershare.

The person does not have to be a Shareholder but please ensure that he or she knows that you have appointed them and they are available to attend the Meeting on your behalf.

The persons named in the proxy form included in the Notice Package are representatives of CI. These persons will vote your Shares for you, unless you appoint someone else to be your Proxyholder. If you appoint someone else, he or she must be present at the Meeting to vote your Shares and the proxy appointing this individual must be received by our transfer agent by 5:00 p.m. (Toronto time) on June 20, 2019, as described in more detail above.

How to Vote if you are a Non-Registered Shareholder

You are a non-registered (or beneficial) Shareholder if your bank, trust company, securities broker or other financial institution (your “Nominee”) holds your Shares for you.

If you are a non-registered Shareholder we will not have any record of your ownership and so the only way that you can vote your Shares is by instructing your Nominee. Your Nominee is required to ask for your voting instructions before the Meeting. In most cases, you will receive a voting instruction form from your Nominee as part of your Notice Package that allows you to provide your voting instructions by telephone, on the Internet or by mail. You should complete the voting instruction form and sign and return it in accordance with the directions on that form. Please contact your Nominee if you did not receive a voting instruction form or a proxy form. Less frequently, you may receive from your Nominee a proxy form that has already been signed by the Nominee, which is restricted to the number of Shares beneficially owned by you, but is otherwise not completed. If you have received this proxy form, you should complete it and return it to Computershare before 5:00 p.m. (Toronto time) on June 20, 2019, using one of the methods set out above.

If you would like to attend the Meeting and vote in person, it will be necessary for you to appoint yourself as proxyholder of your Shares. You can do this by printing your name in the space provided on the voting instruction form and submitting it as directed. You will be asked to register your attendance at the Meeting.

If you are not sure whether you are a registered Shareholder, please contact Computershare:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario

M5J 2Y1

Telephone	AnswerLine: 514-982-7555 or 1-800-564-6253 (toll free in Canada and the United States)

Fax	1-888-453-0330 (toll free in Canada and the United States) or 416-263-9394 (outside Canada and the United States)

E-mail	service@computershare.com

Completing the Proxy Form

You can choose to vote “FOR” or “WITHHOLD” your vote in respect of the election of each person nominated as a director and the appointment of auditors, and “FOR” or “AGAINST” the Shareholder advisory vote on executive compensation. The Shares represented by proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called and if you specify a choice with respect to any matter to be acted upon, the Shares will be voted accordingly.

When you sign the proxy form, you authorize William T. Holland, the Chairman, or Peter W. Anderson, the President and Chief Executive Officer, to vote your Shares for you at the Meeting according to your instructions. If you return your proxy form and do not tell us how you want to vote your Shares, your Shares will be voted:

•	FOR electing each of the nominated directors who are listed in this circular; and

•	FOR appointing Ernst & Young LLP as auditors and authorizing the directors of the Corporation (the “Directors”) to fix the auditor’s remuneration.

IF YOU HAVE NOT INDICATED HOW YOU WOULD LIKE YOUR SHARES VOTED IN RESPECT OF THE SAY ON PAY ADVISORY RESOLUTION THESE SHARES WILL NOT BE VOTED.

Your Proxyholder will also be entitled to vote your Shares as he or she sees fit on any other item of business that may properly come before the Meeting.

You have the right to appoint a person other than the persons designated in the proxy form to represent you at the Meeting. If you are appointing someone else to vote your Shares for you at the Meeting, strike out the two names that are printed on the proxy form and write the name of the person you are appointing in the space provided. If you do not specify how you want your Shares voted, your Proxyholder will vote your Shares as he or she sees fit on any matter that may properly come before the Meeting.

If you are an individual, you or your authorized attorney must sign the proxy form. If you are a corporation or other legal entity, an authorized officer or attorney must sign the proxy form. A proxy form signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person’s capacity (following their signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with CI).

If you need help completing your proxy form, please contact Computershare at 514-982-7555 or at 1-800-564-6253 (toll free in Canada and the United States) or by e-mail at service@computershare.com.

Changing your Vote/Revocation of Proxies

You can revoke a vote you made by proxy by:

•	Voting again by telephone or on the Internet before 5:00 p.m. (Toronto time) on June 20, 2019;

•	Completing a proxy form that is dated later than the proxy form you are changing, and sending it to Computershare so that it is received before 5:00 p.m. (Toronto time) on June 20, 2019;

•	Sending a notice in writing from you or your authorized attorney (or, if the Shareholder is a corporation, by a duly authorized officer) revoking your proxy to the Chief Legal Officer of CI so that it is received before 5:00 p.m. (Toronto time) on June 20, 2019;

•	Giving a notice in writing from you or your authorized attorney (or, if the Shareholder is a corporation, by a duly authorized officer) revoking your proxy to the chair of the Meeting, at the Meeting or any adjournment; or

•	Attending the Meeting in person and voting the Shares.

Voting Securities and Principal Holders

CI is authorized to issue an unlimited number of Shares. As at May 8, 2019, 239,935,042 Shares were issued and outstanding. Each Share entitles the Shareholder to one vote in respect of each matter to be voted on at the Meeting. Only persons who were registered as holders of Shares as of the close of business on May 1, 2019 (the “Record Date”) are entitled to receive notice of, and attend and vote at, the Meeting.

The Directors and executive officers of CI are not aware of any person who directly or indirectly beneficially owns, or exercises control or direction over, 10% or more of the outstanding Shares of the Corporation, other than Fidelity Investments Canada ULC which, through separate investment funds that it manages, exercises control or direction over approximately 25,178,492 Shares, representing approximately 10.5% of the outstanding Shares of the Corporation.

How the Votes are Counted

Only persons who were registered as holders of Shares as of the close of business on the Record Date are entitled to receive notice of, and attend and vote at, the Meeting. CI has prepared or caused to be prepared a list of the registered holders of Shares as of the close of business on the Record Date. At the Meeting, each holder of Shares named on that list will be entitled to vote the Shares shown opposite the holder’s name on the list.

Computershare counts and tabulates the votes. It does this independently of CI. Computershare refers proxy forms to management only when (i) it is clear that a Shareholder wants to communicate with management; (ii) the validity of the form is in question; or (iii) the law requires it.

All resolutions that are scheduled to be voted upon at the Meeting are ordinary resolutions. A simple majority of the votes cast by proxy and in person will constitute approval by ordinary resolution of each matter voted on at the Meeting.

Business of the Meeting

1.       Financial Statements

The consolidated financial statements of CI for the year ended December 31, 2018 have been sent to Shareholders who have requested that they receive a copy. The financial statements are also available on the SEDAR website at www.sedar.com.

2.       Election of Directors

The following pages include a profile of each nominated Director with an explanation of his or her experience, qualifications, top areas of expertise, participation on the board of directors (the “Board of Directors” or the “Board”) and its committees, ownership, value of equity securities of CI and extent of fulfillment of the CI share ownership requirements, as well as participation on the boards of other public companies. A more detailed description of our Directors’ skills can be found in the section of this Information Circular entitled “Statement of Governance Practices – Board Composition and Independence – Board Expertise Matrix”. For information on the compensation paid to non-management Directors, please refer to the section of this Information Circular entitled “Statement of Executive Compensation – Director Compensation”. In addition, a description of the role of the Board is included in the section of this Information Circular entitled “Statement of Governance Practices – The Role of the Board of Directors” and the Mandate of the Board of Directors (the “Board Mandate”) is attached as Schedule “B” to this Information Circular.

The Board believes that share ownership is an important criteria for aligning the interests of Directors with those of the Corporation’s other Shareholders. The Board Mandate requires each non-employee Director to acquire, within a three-year period, beneficial ownership of a number of Shares and/or Deferred Share Units (“DSUs”), the market value of which is at least three times the annual retainer paid to the Director. Each Director who is a member of management of the Corporation is required to beneficially own the number of Shares and/or Restricted Share Units (“RSUs”), the market value of which is at least five times his or her current base salary. The profiles below indicate fulfillment of the ownership requirement. In aggregate, the nominated Directors own 19,346,991 Shares, DSUs and/or RSUs, representing approximately 8% of the outstanding Shares as of the date of this Information Circular, and aligning their interests with yours. For more information, please refer to the section of this Information Circular entitled “Statement of Governance Practices – Share Ownership by Executive Officers and Directors”.

Nominations for Election as Directors

The Board currently consists of nine Directors, each of whom was duly elected at the last Annual and Special Meeting of Shareholders held on June 18, 2018, with the exception of Mr. Butt who was appointed on March 26, 2019. The term of office of each of the nine Directors will expire at the close of the Meeting.

The Board assesses its effectiveness and optimal size regularly, taking into account its responsibilities, the collective skills, expertise, experience and attributes of its members, and the risks and strategic direction of the Corporation. At its meeting held on March 26, 2019, the Board passed a resolution fixing the number of Directors at eight effective as of the close of the Meeting.

The twelve-year term of Mr. Moore, who has served as a Director since 2007, expires at the Meeting and, accordingly, Mr. Moore will not be standing for reelection at the Meeting. The Board thanks Mr. Moore for his years of service and guidance.

Each of the other eight current Directors has agreed to be nominated and stand for reelection at the Meeting. Each of the eight nominated Directors is proposed to be elected as a Director to serve until the termination of the next annual meeting of Shareholders or until his or her successor is elected or appointed.

The Board believes that a diversity of views, skills and business experience enhances the ability of the Board as a whole to fulfil its responsibilities to the Corporation. The Board is comprised of individuals who bring the right mix of knowledge, interest, skill and experience relevant to the Corporation and required on the Board to fulfill its mandate. In broad terms, the following areas of expertise are the core competencies of the Board:

▪	Accounting and Finance	▪	Mutual Funds /	▪	CEO Experience /
			Financial Services		Strategic Leadership
▪	Risk Management
		▪	Regulatory Affairs	▪	Human Resources /
Compensation
▪	Governance / Legal
		▪	IT / Fintech

We are satisfied that each of the nominees for election as Directors possesses the necessary skills and experience to guide your company. The competencies of the nominated Directors are also described in the section of this Information Circular entitled “Statement of Governance Practices – Board Composition and Independence – Board Expertise Matrix”.

In addition, when assessing nominees for Director, the Board will expect the nominee to demonstrate:

▪	Sound business judgment	▪	High ethical standards	▪	Commitment to CI

▪	Good communication skills and the ability to influence decision-making	▪	Proven track record	▪	Team player mentality

We expect each Director to devote the time and resources necessary to properly fulfill his or her responsibilities. For that reason, each Director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors are expected to adequately prepare for all meetings of the Board, which requires each Director, at a minimum, to have read and considered the materials sent to them in advance of each meeting, and to actively participate in the meetings. In addition, to ensure our Directors have sufficient time and energy to devote to their responsibilities at CI, we limit the number of public company boards that they can serve on and consideration is also given to private company and not-for-profit directorships, as described in greater detail under “Statement of Governance Practices – Board Composition and Independence – Directorships and Board Interlocks”.

The Board has determined that five of the eight individuals nominated for election at the Meeting are independent. The nominees who are not independent are Mr. Anderson, due to the executive position he holds at CI, Ms. Murray, who was President of the Corporation until March 31, 2019, and Mr. Holland, who was Chief Executive Officer of the Corporation for more than ten years until September 2010. All of the members of each of the Audit and Risk Committee and the Governance, Human Resources and Compensation Committee (the “GHRC Committee”) of the Board are independent Directors. For more information about the Corporation’s independence standards and assessment, see the section of this Information Circular entitled “Statement of Governance Practices – Independence”.

The following table sets out important information regarding each of the Director nominees:

Peter W. Anderson

Toronto, Ontario Canada

Director Since 2016

Not Independent

Age: 61

Areas of Expertise:

Mutual Funds / Financial
Services;

CEO Experience / Strategic
Leadership; Risk Management;
Governance

2018 votes in favour: 98.20%

Mr. Anderson was appointed Chief Executive Officer of CI Financial in 2016 and became President and Chief Executive Officer in April 2019. He has over 30 years’ experience in senior management positions in the Canadian investment industry. Mr. Anderson first joined CI in 1997 as Executive Vice-President and head of Sales and Marketing after working at ScotiaMcLeod Inc., where he held positions that included Managing Director and Branch Manager.

In 1999, Mr. Anderson became President of CI Investments Inc., a position he held until 2006. From 2003-2010, he was Chief Executive Officer of CI Investments Inc. From 2010-2012, Mr. Anderson was head of CI Institutional Asset Management and Chief Investment Officer, a role in which he focused on development of CI’s portfolio management teams. He was also a member of the Board of Directors from 2010-2011.

Prior to his appointment as Chief Executive Officer in 2016, Mr. Anderson was Interim Chief Executive Officer of Aston Hill Financial Inc. from August 2015 to February 2016 and a director of the company from 2014-2016. He holds a business degree from the University of New Brunswick.

CI Shares/RSUs owned or controlled 631,369
($ value based on closing price of CI shares on May 8, 2019)	Total Value as a Multiple of Share Ownership Target
$12,153,853	3.74
Other Public Board Directorships Our Chief Executive Officer may not sit on the board of directors of an outside public company.

William E. Butt Toronto, Ontario Canada Director since 2019 Independent Age: 56 Areas of Expertise: Accounting and Finance; Mutual Funds / Financial Services; Strategic Leadership

Mr. Butt spent many years with BMO Financial Group (“BMO”), most recently as Global Head of Investment and Corporate Banking, a role in which he was responsible for BMO’s business with major corporations worldwide encompassing equity and debt financing, corporate lending, mergers and acquisition advisory services, merchant banking, trade finance and global treasury management. He also served on BMO’s Management and Performance Committees and BMO Capital Markets’ Executive, Operating and Management Committees. Mr. Butt serves on the Board of Directors of OMERS and is Chairman of its Audit and Pension Committee and a member of its Investment Committee. He is a member of the Board of Directors of Xplornet Communications, where he is Chairman of its Human Resources and Governance Committee and a member of its Audit and Finance Committee.

He holds a B.Comm from the University of Windsor, an MBA from the Ivey Business School, and an ICD.D designation from the Institute of Corporate Directors. Mr. Butt also studied at the Rotterdam School of Management.

	CI Shares/DSUs owned or controlled 25,000
	($ value based on closing price of CI shares on May 8, 2019)	Total Value as a Multiple of Share Ownership Target
	$481,250	1.15
	Board Committees Audit and Risk Committee

Brigette Chang-Addorisio

Toronto, Ontario Canada

Director since 2018

Independent

Age: 42

Areas of Expertise:

Accounting and Finance;
Strategic Leadership; Risk
Management; Human Resources /
Compensation

2018 votes in favour: 99.76%

Ms. Chang-Addorisio is President of the Raymond Chang Foundation, a charitable foundation established by the late G. Raymond Chang, one of the Corporation’s founders and its CEO from 1996 to 1999. Ms. Chang-Addorisio is Treasurer of G. Raymond Chang Ltd., a privately held investment holding company. From 1999 until 2003 she worked in Ernst & Young’s Audit and Business Advisory group. Ms. Chang-Addorisio holds a B. Comm from Queen’s University and a B. Edu from the University of Toronto.

CI Shares owned or controlled 10,287,240(1)
($ value based on closing price of CI shares on May 8, 2019)	Total Value as a Multiple of Share Ownership Target
$198,029,370	471.50
Board Committees Audit and Risk Committee

William T. Holland

Toronto, Ontario Canada

Director Since 1994

Not Independent

Age: 60

Areas of Expertise:

Mutual Funds / Financial
Services; CEO Experience /
Strategic Leadership; Risk
Management; Governance

2018 votes in favour: 87.89%

Mr. Holland is the Chairman of the Corporation. After holding increasingly senior positions with the Corporation or its predecessors since 1989, Mr. Holland served as Chief Executive Officer of the Corporation for more than ten years until September 2010.

CI Shares/DSUs/RSUs owned or controlled 8,150,589
($ value based on closing price of CI shares on May 8, 2019)	Total Value as a Multiple of Share Ownership Target
$156,898,838	69.73

Other Public Board Directorships

Mr. Holland is a director of Infor Acquisition Corp., a public special purpose acquisition corporation organized for the purpose of effecting an acquisition of one or more business assets, and Real Matters Inc., a public company providing mortgage lending and insurance industry services.

David P. Miller

Toronto, Ontario Canada

Director Since 2013

Independent

Age: 69

Areas of Expertise:

Regulatory Affairs; Strategic
Leadership; Risk Management;
Governance / Legal; Human
Resources / Compensation

2018 votes in favour: 98.38%

Until December 2018, Mr. Miller was the Chief Legal and Corporate Affairs Officer and Secretary of Rogers Communications Inc. He had been with Rogers for over 25 years in increasingly senior roles, and has extensive experience in acquisitions and public and private financing. Mr. Miller holds a BCL and LLB from McGill University.

CI Shares/DSUs owned or controlled 14,928
($ value based on closing price of CI shares on May 8, 2019)	Total Value as a Multiple of Share Ownership Target
$287,364	0.68[2]
Board Committees GHRC Committee (Chair)

Tom P. Muir

FCPA, FCA, FCBV

Toronto, Ontario Canada

Director Since 2011

Independent

Age: 63

Areas of Expertise:

Accounting and Finance; Mutual
Funds / Financial Services;
Regulatory Affairs; Strategic
Leadership; Governance / Legal;
IT / Fintech

2018 votes in favour: 98.51%

Mr. Muir has over 35 years of experience in various accounting, investment banking and senior executive positions. Mr. Muir was Co-Managing Director of Muir Detlefsen & Associates Limited from 2007 through 2017. His prior positions include Executive Vice-President and Chief Financial Officer of Maple Leaf Foods Inc. and Co-Head of the Investment Banking Group and Member of the Executive Committee at RBC Dominion Securities Inc. Mr. Muir is a Fellow, Chartered Professional Accountant and a Fellow, Chartered Business Valuator. Mr. Muir has a BComm from the University of Toronto.

CI Shares/DSUs owned or controlled 20,392
($ value based on closing price of CI shares on May 8, 2019)	Total Value as a Multiple of Share Ownership Target
$392,546	0.8[2]
Board Committees Audit and Risk Committee (Chair) GHRC Committee (ex officio)

Sheila A. Murray

Toronto, Ontario Canada

Director Since 2018

Not Independent

Age: 63

Areas of Expertise:

Mutual Funds / Financial Services;
Regulatory Affairs; Strategic
Leadership; Risk Management;
Governance / Legal; Human
Resources / Compensation; Fintech

2018 votes in favour: 96.81%

Until March 31, 2019, Ms. Murray was the President of CI Financial. She first joined the Corporation in 2008 as Executive Vice-President, General Counsel and Secretary, and was President of the Corporation since 2016. Ms. Murray holds a B.Comm and LLB from Queen’s University.

CI Shares/RSUs owned or controlled 197,802
($ value based on closing price of CI shares on May 8, 2019)	Total Value as a Multiple of Share Ownership Target
$3,807,689	9.07
Other Public Board Directorships Ms. Murray is a director of Teck Resources Limited.

Paul J. Perrow Toronto, Ontario Canada Director Since 2018 Independent Age: 55 Areas of Expertise: Mutual Funds / Financial Services; Strategic Leadership 2018 votes in favour: 99.74%

Mr. Perrow has over 30 years of valuable experience in the asset management industry. Mr. Perrow was Senior Vice President, Director of Sales and Marketing with CI Investments Inc. until December 1996. He has held a number of other senior industry positions including Managing Partner of Red Sky Capital, Co-Head and Managing Director of Merrill Lynch Investment Managers Canada, Co-Founder and President of Fairway Capital and President and CEO of BluMont Capital.

	CI Shares/DSUs owned or controlled 385,000
	($ value based on closing price of CI shares on May 8, 2019)	Total Value as a Multiple of Share Ownership Target
	$7,411,250	17.65
	Board Committees GHRC Committee

Notes:

(1)	Ms. Chang-Addorisio has 100% beneficial interest in respect of 360,000 Shares, 50% beneficial interest and 47% voting rights in respect of 9,746,240 Shares owned by G. Raymond Chang Ltd., and is a trustee of the Chang Family Trust and the Chang-Addorisio Family Trust which control 177,000 Shares and 4,000 Shares, respectively.

(2)	Messrs. Miller and Muir satisfied the Share ownership threshold prior to a recent decline in the Share price. Pursuant to the Share Ownership Guidelines as discussed in the section of this Information Circular entitled “Statement of Governance Practices – Share Ownership of Executive Officers and Directors”, Messrs. Miller and Muir remain in compliance with the Share Ownership Guidelines and will not be permitted to sell or transfer any Shares until the threshold has again been achieved.

Board and Committee Meetings Held and Attendance of Directors

Each Director is expected to attend all meetings of the Board and any committee of which he or she is a member. The chart below illustrates the number of Board and committee meetings held during the fiscal year ended December 31, 2018 and the meeting attendance record for each Director (committee meeting attendance is based on meetings held while the Director was a member of such committee). In June 2018, the committees of the Board were reorganized from three standing committees into two standing committees, the Audit and Risk Committee and the GHRC Committee, which the Directors believe enhanced the efficiency and performance of the Board as a whole given its relatively small size.

Board and Committee Meetings Held During the Fiscal Year Ended December 31, 2018
Board Meetings
Regularly Scheduled	4
Special	2
Committee Meetings Prior to June 2018 Reorganization
Audit	2
Governance and Risk	2
Human Resources and Compensation	2
Committee Meetings Following June 2018 Reorganization
Audit and Risk	2
Governance, Human Resources and Compensation	2

Attendance of Directors
Director	Regular Board Meetings	Special Board Meetings	Committee Meetings
Peter W. Anderson	4 of 4	2 of 2	-
Brigette Chang-Addorisio	2 of 2	2 of 2	2 of 2
William T. Holland	4 of 4	2 of 2	-
David P. Miller	4 of 4	2 of 2	4 of 4
Stephen T. Moore	4 of 4	2 of 2	8 of 8
Tom P. Muir	4 of 4	2 of 2	6 of 6
Sheila A. Murray	2 of 2	2 of 2	-
Paul J. Perrow	2 of 2	2 of 2	2 of 2

To date in 2019, there have been three regularly scheduled Board meetings. The Audit and Risk Committee has met twice and the GHRC Committee has met six times in 2019. All Directors and applicable committee members attended all applicable meetings, with the exception of Mr. Butt who attended all applicable meetings following his appointment to the Board on March 26, 2019.

Where a Director is unavoidably unable to attend a meeting, he or she will, if at all possible, provide his or her views prior to the meeting in a discussion with the Lead Director or Chairman and this will be shared with the Board. During fiscal 2018, each Director attended all of the regularly scheduled meetings of the Board, as well as all special meetings of the Board and all committee meetings of which he or she was a member.

Corporate Cease Trade Orders or Bankruptcies

To the knowledge of CI, except as set forth below, none of the persons proposed for election as Directors (a) are, as at the date hereof, or have been, within the 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the person was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer, (b) are, as at the date of this Information Circular, or have been within 10 years before the date of this Information Circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (c) have, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties and Sanctions

To the knowledge of CI, none of the persons proposed for election as Directors nor any personal holding company owned or controlled by any of them (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed Director.

Our Policy on Majority Voting

You are being asked to vote for each nominee for Director separately and not as part of a slate. Under our Majority Voting Policy, in an uncontested election of Directors, if a Director receives more withheld votes than for votes, he or she will promptly offer to resign as a Director. Our Governance and Risk Committee will review the matter and then recommend to the Board whether to accept the resignation. The Board will accept the resignation absent extraordinary circumstances. The affected Director will not participate in any Board or committee deliberations on the matter. If the affected Director is also an employee of the Corporation, the Board will take into consideration the impact of its decision on the employment relationship.

The Board will announce by press release its decision within 90 days of the Meeting. If it rejects the Director’s offer to resign, the Board will disclose the reasons why. If the Board accepts the Director’s offer to resign, it may appoint a new Director to fill the vacancy.

*  *  *  *  *

It is the intention of the individuals named in the enclosed form of proxy to vote FOR the election of each of the nominated individuals listed above, as Directors, to hold office until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed, unless specifically instructed in the proxy to withhold such vote.

Management does not contemplate that any of the nominees will be unable to serve as a Director, but should that occur for any reason prior to the Meeting, the persons named in the enclosed proxy form reserve the right to vote in their discretion for other nominees.

3.	Appointment of Auditors

It is proposed that Ernst & Young LLP, the present auditors of CI, be reappointed as the auditors of CI, to hold office until the termination of the next annual meeting of Shareholders, and that the Directors be authorized to fix the auditors’ remuneration. The Audit and Risk Committee has recommended to the Board of Directors, and the Board has approved, the nomination of Ernst & Young LLP for such reappointment. Ernst & Young LLP have been the auditors of CI since it first offered securities to the public in 1994.

See the heading “Audit and Risk Committee Information” in the Annual Information Form available on SEDAR at www.sedar.com for further details regarding the services of the auditors provided to CI, the fees paid to the auditors for those services and information regarding the Audit and Risk Committee of CI.

*  *  *  *  *

It is the intention of the individuals named in the enclosed form of proxy to vote FOR the reappointment of Ernst & Young LLP as auditors of CI to hold office until the close of the next annual meeting of Shareholders and in favour of authorizing the Directors to fix the remuneration of the auditors, unless specifically instructed in the proxy to withhold such vote.

4.	Say on Pay

In 2011 the Board adopted Say on Pay, an advisory vote which permits Shareholders to register their views on the Board’s approach to executive compensation. Each year since then, the Board has received overwhelming support for CI’s executive compensation philosophy. In 2018, 89.74% of Shareholders voted in favour of the Board’s approach to executive compensation. Once again, the Board is asking Shareholders to participate in an advisory vote on the Report on Executive Compensation set out below in this Information Circular. The purpose of the Say on Pay advisory vote is to provide the Board with Shareholder reaction to the Board’s decisions regarding executive compensation. The results are not binding on the Board; however, the Board and the GHRC Committee intend to pay close attention to the results when considering future compensation decisions. CI will disclose the results of the Shareholder advisory vote as part of its report on voting results for the Meeting. A copy of the resolution to be considered by Shareholders is included as Schedule “A” to this Information Circular.

*  *  *  *  *

If you have not indicated how you would like to vote your Shares on the Say on Pay vote, those Shares will NOT be voted on this resolution.

Letter from the GOVERNANCE, Human Resources and Compensation Committee

Dear Shareholders,

The Governance, Human Resources and Compensation Committee of the Board is pleased to provide you with this report on the Corporation’s overall executive compensation philosophy and the process that we have undertaken in determining the appropriate manner and level of compensation for the Chief Executive Officer and President and the Corporation’s other senior executives.

Compensation Philosophy

CI wants to attract and retain high caliber individuals and to reward them fairly for their contribution to the growth and success of the Corporation. The Corporation’s compensation plan has been designed to appropriately award individuals for their contribution during a financial year as well incentivize key employees to focus not only on the achievement of near-term objectives but also on the future of the enterprise.

Pay for Performance

The Board believes that the executive team should be rewarded for successfully executing on strategic initiatives including growing the business. Accordingly, a substantial component of executive compensation is discretionary and is awarded on the basis of execution of corporate and business unit objectives, achieved financial and operating results, as well as each individual’s personal performance and contribution to the success of the Corporation. Between 61% and 73% of the total compensation for each Named Executive Officer (defined below under the heading “Summary Compensation Table”) is in the form of bonuses which are only awarded once the annual financial results of the Corporation have been determined. The compensation described on the following pages is the only compensation provided to your executives. They are not entitled to pension benefits and do not receive any significant perquisites.

Compensation Aligns with Long-Term Shareholder Interests

The Board believes that it is important that the executive team focus on the long-term growth and success of the Corporation. For that reason, at least 40% of each senior executive’s bonus compensation is in the form of securities, comprised of Restricted Share Units (RSUs) and, at the election of the executive, Options.

The Board has adopted share ownership guidelines requiring each executive officer of the Corporation to hold Shares of the Corporation representing a prescribed multiple of their annual salary, further ensuring that the interests of the executives are aligned with those of the Shareholders and promoting the Corporation’s commitment to corporate governance. Units held under the RSU Plan may be used to satisfy this ownership requirement.

Compensation Consistent with Effective Risk Management

The Board ensures that the Corporation’s compensation policies do not encourage executives to expose the business to inappropriate risk. This is accomplished by rewarding individuals only for demonstrated success and granting a significant portion of compensation in the form of long-term incentives.

Compensation Attracts and Retains Talented Individuals

The Board believes that it is crucial that CI retain its high potential executives and employees. The Board has set compensation policies and practices that provide fair compensation and, through the bonus program, reward each executive for the achievement of corporate and business unit objectives and personal performance, as well as motivate them to continue to build on the long-term success of CI.

We believe that CI’s compensation philosophy will achieve its intended goals. The Governance, Human Resources and Compensation Committee will continue to consider and evaluate new developments in compensation practices and refine our practices where necessary.

On behalf of the members of the Governance, Human Resources and Compensation Committee and the Board,

D.P. Miller

Chair, Governance, Human Resources and Compensation Committee

Statement of Executive Compensation

Unless otherwise stated, the information in this Statement of Executive Compensation is stated as of December 31, 2018 and all references to CI’s fiscal year are to the fiscal year of CI ended December 31, 2018. All dollar amounts in this Statement of Executive Compensation are expressed in Canadian dollars.

On March 31, 2019, Sheila A. Murray retired as President of CI, at which time Peter A. Anderson assumed the role of President in addition to his role as Chief Executive Officer. Consequently, references in this Statement of Executive Compensation to Chief Executive Officer should be read to refer to Mr. Anderson as President and Chief Executive Officer with respect to periods following Ms. Murray’s retirement.

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of the Compensation Program

The Corporation wants to attract and retain executives of the highest calibre and reward those executives for demonstrated success in achieving corporate and business unit objectives, as well as personal performance. The compensation program is designed to accomplish this and incentivize the executives to focus on profitability, free cash flow and the Corporation’s long-term prospects.

The Corporation’s compensation philosophy for executive officers is based on four fundamental objectives:

(1)	to encourage the executives to focus on profitability, free cash flow and the Corporation’s long-term prospects, by providing compensation packages that encourage, motivate and reward performance;

(2)	to be and to be perceived to be fair and transparent;

(3)	to be competitive with other companies in the same industry and facing the same challenges, in order to attract and retain talented executives; and

(4)	to align the interests of its executive officers with the long-term interests of the Corporation and its Shareholders, in accordance with sound risk management principles, through an emphasis on share-based deferred compensation.

Rewarding Demonstrated Performance

The Board takes a conservative approach to compensation with a significant component of executive compensation awarded on the basis of execution of corporate and business unit objectives, achieved financial and operating results as well as the individual`s personal performance and contributions to the success of the Corporation.

The compensation program for executives is designed to reward the executive for his or her contribution to the success of the Corporation during the fiscal year and to the achievement of strategic value-enhancing goals and objectives. These value-enhancing corporate goals and objectives include:

(1)	increasing corporate growth and enhancing CI’s reputation by growing the business organically and, through strategic acquisitions and diversifying our sources of revenue to maximize long-term shareholder value, increasing fee generating assets;

(2)	improving the client experience by making it easier for clients to do business with CI, creating brand loyalty, client value and business growth through client service excellence;

(3)	achieving operational excellence through our secure operational framework and utilization of emerging technologies;

(4)	strengthening portfolio management by broadening and deepening CI’s investment capability; and

(5)	cultivating the employee experience by fostering a culture where employees feel supported, empowered and motivated.

The GHRC Committee makes bonus recommendations for the Chief Executive Officer and President largely based on corporate performance, measured by key financial metrics, such as AUM, net sales, EBITDA, earnings per share and SG&A control. The GHRC Committee also looks at the strategic leadership of the Chief Executive Officer and President, including with respect to the pursuit of value enhancing strategies and contribution to the achievement of business unit objectives by senior management. For other senior executives for whom it makes bonus recommendations, the GHRC Committee also receives a report regarding individual goals and business unit specific objectives and compensation recommendations for these individuals is based on the achievement of stated objectives as well as corporate performance and demonstrated leadership.

The Board is aware that the financial performance of the Corporation in any given year is significantly tied to developments in the capital markets. For that reason, the Board will evaluate the performance of the Corporation in light of prevailing market and economic influences and the individual’s contribution to that performance. The GHRC Committee also looks at the performance of the Corporation relative to the performance of its competitors in terms of growth in assets under management and sales. Fiscal 2018 was a very difficult year for the asset management industry with increasing regulatory challenges and competitive fee pressure among other factors. Notwithstanding industry and market pressures, the Corporation delivered solid financial performance by maintaining net income and free cash flow essentially flat to 2017 and continuing to control expenses.

This year in particular, the GHRC Committee considered and rewarded management for increasing corporate growth by growing the business organically and integration of recently acquired businesses. BBS Securities Inc (“BBS”) and its Virtual Broker technology are important additions to the Corporation which will help diversify revenue and introduce new clients. The December 2018 decision to purchase a majority stake in WealthBar Financial Services Inc. (“WealthBar”) and use WealthBar’s industry-leading online tools and services will fuel the development of CI’s own comprehensive digital strategy, including its robo-advisor business. The GHRC Committee also considered the continued commitment of senior management to succession planning and executive development, the enhancement of the employee experience through a number of initiatives. It also considered business unit and departmental performance in achieving strategic and operational objectives. These factors have been used to determine what bonus to award the executive and whether any adjustments should be made to the executive’s salary.

When determining compensation, the GHRC Committee has the full benefit of information, not only about the financial performance of the Corporation but also about the impact that capital market developments, international disruptions, the economy and other recognized performance variables have had on performance. The GHRC Committee considers the Corporation’s realized financial results in the context of market, industry and competitive comparisons. The GHRC Committee then looks at how the executives have managed the business of the Corporation in light of and, at times, in spite of market conditions. Each executive’s compensation is directly impacted by the financial performance of the Corporation and the ability of the officer to execute on key strategic initiatives and position the Corporation for future success.

The percentage of variable, or at risk, compensation ranges from approximately 40% to 60% of the total compensation paid to a senior executive with the precise percentage dependent on the officer’s level of seniority, level of expertise and responsibility.

Components of Compensation

Each executive’s total 2018 compensation has three elements - base salary, cash bonus and equity compensation. Share based deferred compensation is awarded under the RSU Plan (as defined below), which replaced the deferred cash bonus awarded in 2016 and prior years, and, at the election of the executive, the Option Plan. Bonuses and equity compensation are awarded at the discretion of the GHRC Committee. This “at risk” element of compensation represented between 40% and 60% of the total compensation of the Named Executive Officers in 2018. The Board believes that it is important that the executive team focus on the long-term growth and success of the Corporation. For that reason, at least 40% of each senior executive’s bonus compensation is in the form of securities.

In keeping with CI’s compensation philosophy, 2018 executive compensation has the following three key components:

Base Salary	Annual Cash Bonus(1)	Equity Bonus in the form of Restricted Share Units(2) and Options(3)(4)
▪ Conservative approach to compensation ▪ Not based on corporate performance ▪ To attract and retain talented executives ▪ Reflects skill and level of responsibility	▪ Performance based ▪ Rewards contribution to achievement of financial and non-financial corporate and business unit goals

▪      Performance based

▪      Designed to encourage, motivate, retain and reward executives for achieving long-term results

▪      More closely aligns compensation with risk management principles

▪      More closely aligns interests of executive officers to Shareholder long-term interests

▪      Employees eligible to receive RSUs as part of their bonus were invited to elect to receive up to 25% of their equity bonus in the form of Options in lieu of RSUs

Notes:

(1)	With respect to compensation for years prior to 2016, a portion of the executive officer’s cash bonus was deferred and payable over two years and was considered a long-term incentive under the Corporation’s 2011 deferred bonus plan. See “Deferred Bonus Plan” below for a description of this plan.

(2)	Issued under the RSU Plan. Beginning with compensation for 2016, the award of share-based deferred compensation under the RSU Plan replaced the deferred cash bonus awarded in prior years. See “Restricted Share Unit Plan” below for a description of the plan.

(3)	While the Corporation had reduced the use of Options as a form of compensation in recent years, a decision was made this year to permit certain employees the opportunity to take a portion of their equity compensation in the form of Options. For 2018, employees receiving RSUs as a component of their bonus compensation were invited to elect to receive up to 25% of the value of those RSUs in the form of Options under the Option Plan (as defined below). In addition, senior sales representatives were invited to elect to receive all or a portion of their fourth quarter 2018 sales commission in the form of Options. Finally, the Board also authorized an extraordinary grant of Options in connection with retention arrangements with certain employees identified by the Chief Executive Officer. See “Option Plan” below for a description of the plan.

(4)	The Corporation also has an Employee Savings Plan (as defined below) which is available to all employees and described below. See “Employee Savings Plan” below for a description of the plan.

This is the only compensation paid to executive officers of CI, other than standard employment benefits. CI does not fund pensions for any of its employees, including the executives, nor do the executives receive any significant perquisites. All employees are entitled to participate in the Employee Savings Plan. Each component of the compensation program is described in detail below.

Base Salary

Base salaries are established with reference to the individual’s position and responsibilities, as well as his or her experience and seniority. The Corporation’s compensation policy is to pay its senior executives relatively modest base salaries and reward corporate, business unit and personal performance through the payment of cash bonuses and non-cash long-term incentives. Base salaries represent approximately 27% of the total compensation of each of the Chief Executive Officer and the President, and between approximately 33% and 39% of the total compensation of the other Named Executive Officers. Base salaries are reviewed annually and adjusted, if appropriate.

Annual Cash Bonus

The purpose of this component of compensation is to reward the executives for their contribution to the success of the business. CI’s operations, financial results, net sales, assets under management and equity performance are assessed in determining the aggregate amount to be distributed as bonuses. Each senior executive’s contribution to the success of the business is then considered, including achievement of value-enhancing goals such as increasing corporate growth and enhancing CI’s reputation, diversifying sources of revenue, cost containment, operating and client service excellence, risk management and strengthening CI’s investment capability. From time to time special bonuses may be paid for performance in connection with significant projects or acquisitions.

The cash component of the annual bonus will generally be not more than 50% of the total bonus awarded to a senior officer. For 2018, the cash bonus represented approximately 29% of the total compensation of the Chief Executive Officer and 44% of the total compensation of the President. The percentage of total compensation of the other Named Executive Officers of the Corporation represented by the annual cash bonus was between 30% and 33% in 2018.

Equity Bonus

The Board believes that it is important that the executive team focus on the long-term growth and success of the Corporation. For that reason, 60% of the Chief Executive Officer’s bonus compensation, 40% of the President’s bonus compensation, and 50% of all other senior executive’s bonus compensation is in the form of securities. Long-term equity incentives constituted approximately 44% of total compensation paid to the Chief Executive Officer, 29% of total compensation paid to the President, and between 30% and 33% of total compensation paid to the other Named Executive Officers in 2018.

The Corporation has two long-term incentive plans which are designed to reward executives and key employees for their contribution to the financial and strategic success of CI, align compensation with the risk time horizon and to encourage and motivate them to remain employed with the Corporation and create longer-term Shareholder value. The first is the restricted share unit plan (the “RSU Plan”). Participation in the RSU Plan is limited to executives and employees in management positions whose roles and responsibilities directly influence the success of the Corporation, as well as those people who management have identified as having long-term potential. The second long-term incentive plan is the employee incentive stock option plan (the “Option Plan”). For 2018, employees receiving RSUs as a component of their bonus compensation were invited to elect to receive up to 25% of the value of those RSUs in the form of Options under the Option Plan. In addition, senior sales representatives were invited to elect to receive all or a portion of their fourth quarter 2018 sales commission in the form of Options. Finally, the Board also authorized an extraordinary grant of Options in connection with retention arrangements with certain employees identified by the Chief Executive Officer. Each of the current long-term equity incentive plans is described below.

The Corporation has two security-based compensation arrangements pursuant to which Shares may be issued from treasury, as follows:

1.	The Option Plan pursuant to which a maximum of 14,000,000 Shares may be issued from treasury, representing approximately 5.8% of the issued and outstanding Shares as of the date hereof; and

2.	The RSU Plan pursuant to which a maximum of 6,000,000 Shares may be issued from treasury, representing approximately 2.5% of the issued and outstanding Shares as of the date hereof.

Accordingly, an aggregate of 20,000,000 Shares are currently issuable from treasury under all security-based compensation arrangements of the Corporation, representing approximately 8.3% of the issued and outstanding Shares as of the date hereof. Vested RSUs may also be settled, in the absolute discretion of the Board, with Shares purchased on the Toronto Stock Exchange (the “TSX”) or in cash, as described below.

While the Corporation had reduced the use of Options as a form of compensation in recent years, a decision was made this year to permit certain employees the opportunity to take a portion of their equity compensation in the form of Options.

The Corporation introduced an Employee Savings Plan in 2012 to offer long-term incentives to all employees including those who do not otherwise qualify for deferred equity compensation. The Employee Savings Plan, which is described below, is modest but at lower levels of the Corporation can be a meaningful component of retention.

Restricted Share Unit Plan

The Corporation has an RSU Plan which was approved by the Shareholders at the Annual and Special Meeting of Shareholders held on April 20, 2017. Under the RSU Plan, RSUs may be granted to Eligible Persons by the Board and, in administering the RSU Plan, the Board may consider the advice or recommendation of the GHRC Committee on particular matters or with respect to particular Eligible Persons or Participants (as such terms are defined in the RSU Plan) as may be determined by the Board from time to time. Eligible Persons under the RSU Plan are individuals employed by CI or its subsidiaries who are designated as an “Eligible Person”. The Board has the sole and absolute discretion to administer the RSU Plan and to exercise all powers and authorities granted to it under the RSU Plan, or that are necessary and advisable in the administration of the RSU Plan. The Board may, in its discretion, delegate such of its powers, rights and duties under the RSU Plan, in whole or in part, to the GHRC Committee or as otherwise permitted under the terms of the RSU Plan.

RSUs will vest in a period specified by the Board, which shall not be later than December 17th of the third year following the year in which the Eligible Person performed the services to which the grant related. The RSU Plan provides that the Board may make appropriate adjustments to the RSUs in the event of certain changes in the capital of CI.

On the vesting date, the Board, in its absolute discretion, can elect one or any combination of the following payment methods for the RSUs credited to an Eligible Person’s account: (a) pay cash, equal to the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the relevant date (“Fair Market Value”) multiplied by the number of vested RSUs credited to the Eligible Person’s account being settled in cash as of such date (less any applicable withholding taxes) to the Eligible Person or the Eligible Person’s legal representative, as the case may be; or (b) settlement in Shares, made by way of issuance by CI or delivery by CI (or by the trustee of a trust fund for the RSU Plan, if one has been established), of one Share for each vested RSU being settled in Shares to the Eligible Person or the Eligible Person’s legal representative, as the case may be (less any applicable withholding taxes). No fractional Shares will be issued and any fractional vested RSUs will be settled in cash based on the Fair Market Value on the relevant settlement date.

Except as otherwise provided in a grant agreement relating to a grant of RSUs, if and when cash dividends (other than extraordinary or special dividends) are paid with respect to Shares during the term of a grant, an Eligible Person will be granted a number of dividend equivalent RSUs in an amount equal to the aggregate amount of dividends that would have been paid on the RSUs credited to the Eligible Person’s account had they been Shares at the time of the dividend divided by the Fair Market Value at the time of the dividend.

The maximum number of Shares which may be issued by the Corporation from treasury under the RSU Plan is 6,000,000 Shares (representing approximately 2.5% of outstanding Shares as of the date hereof). As of December 31, 2018, 1,073,819 Shares had been awarded under the RSU Plan, representing approximately 0.4% of the outstanding Shares as at that date.

As of the date of this Information Circular, the Corporation has not issued any Shares from treasury under the RSU Plan since the date of its approval by Shareholders and has met the requirement to deliver Shares under the RSU Plan through Shares acquired under the Corporation’s normal course issuer bid. See “Normal Course Issuer Bid” for a description.

The number of Shares issued or issuable by the Corporation under all security-based compensation arrangements shall not in the aggregate exceed 10% of the issued and outstanding Shares. The maximum number of Shares which may be issued to insiders under the RSU Plan within a one year period or which may be issuable to insiders at any time, under all security based compensation arrangements of the Corporation, is 10% of the issued and outstanding Shares. Any increase in the Shares reserved for issuance under the RSU Plan shall be subject to the approval of the Shareholders in accordance with the rules of the TSX.

The Board may, without Shareholder approval, make any amendments to the RSU Plan including, but not limited to, (i) amendments to the terms and conditions of the RSU Plan necessary to ensure that it complies with applicable law and regulatory requirements, including the requirements of any applicable stock exchange, in place from time to time; (ii) amendments to the provisions of the RSU Plan respecting administration of, and eligibility for participation under, the RSU Plan; (iii) amendments to the provisions of the RSU Plan respecting the terms and conditions on which RSUs may be granted (including the vesting schedule); (iv) amendments to the RSU Plan that are of a “housekeeping” nature; (v) amendments to the provisions of the RSU Plan relating to a change of control; and (vi) any other amendments not requiring Shareholder approval under applicable laws or the requirements of an applicable stock exchange (such as the TSX). Amendments to the RSU Plan or RSUs that are not subject to Shareholder approval may be implemented by CI without Shareholder approval, but are subject to any approval required by the rules of the TSX and other requirements of applicable law. The Board also has the right to amend, suspend or terminate the RSU Plan or any portion of it at any time in accordance with applicable law and subject to any required regulatory, applicable exchange or Shareholder approval.

Notwithstanding the foregoing, the following changes to the RSU Plan will require Shareholder approval in accordance with the requirements of the TSX: (i) an increase to the maximum number or percentage of securities issuable by CI pursuant to the RSU Plan; (ii) changes to the amendment provisions to grant additional powers to the Board to amend the RSU Plan or entitlements thereunder; (iii) any change to the categories of individuals eligible for grants of RSUs where such change would permit the participation of non-employee Directors in the RSU Plan; (iv) any changes to the insider participation limits set forth in the RSU Plan; (v) an amendment to the prohibition on assignment or transfer of RSUs; and (vi) an amendment to the amending provisions in the RSU Plan. The Board is not permitted to make any amendments to the RSU Plan or grants made pursuant to the RSU Plan without the consent of an Eligible Person if it adversely alters or impairs the rights of the Eligible Person in respect of any grant previously made to such Eligible Person under the RSU Plan. Consent will not be required where the amendment is required for purposes of compliance with applicable laws or regulatory requirements.

If an Eligible Person has engaged in Misconduct, subject to the terms of any written employment agreement and the relevant grant agreement, no RSUs that have not yet vested prior to the date of such determination of Misconduct, including dividend equivalent RSUs, shall vest, and all such RSUs shall be forfeited and cancelled immediately. For this purpose the following will be considered Misconduct: (i) serious misconduct, including conduct which has a significant negative impact on the reputation or operations of the Corporation or its subsidiaries; (ii) fraud; (iii) a material breach of the terms of employment; (iv) willful breach of the provisions of the Corporation’s code of conduct; or (v) failure or willful refusal to substantially perform the employee’s duties and responsibilities.

In the case of termination of employment of any Eligible Person for cause, or resignation of an Eligible Person, subject to the terms of any written employment agreement and the relevant grant agreement, and unless otherwise determined by the Board, no RSUs that have not yet vested prior to the date of such termination or resignation, as the case may be, including dividend equivalent RSUs shall vest, and all such RSUs shall be forfeited and cancelled immediately.

In the case of termination of an Eligible Person without cause, subject to the terms of any written employment agreement and the relevant grant agreement, a pro-rated portion of RSUs that have not previously vested shall vest on the effective date of such termination.

In the case of retirement, death or disability, subject to the terms of an Eligible Person’s written employment agreement and the relevant grant agreement, all of the RSUs that have not previously vested shall vest as of the date of such event.

In the event of a change of control of CI, subject to the terms of any written employment agreement and the relevant grant agreement, the Board may in its sole discretion determine that all RSUs that have not previously vested shall vest on the effective date of the change of control. RSUs that vest pursuant to a change of control shall be settled by a lump sum cash payment based on the price attributed to Shares in connection with the transaction giving rise to the change of control (or the Fair Market Value of a Share at the time of such transaction as determined by the Board in good faith if no Share price was in fact established).

Except as required by law, and in accordance with the provisions of the RSU Plan allowing for the designation of a beneficiary, the assignment or transfer of the RSUs or any other benefits under the plan shall not be permitted other than by operation of law.

On February 8, 2019, the Board of Directors authorized up to $12 million in RSUs to be granted under the RSU Plan to 273 employees (representing approximately 15% of all employees and less than 1% of outstanding Shares) as bonuses for the fiscal year ended December 31, 2018 and as incentives for retention and continued service. On February 26, 2019, the Corporation granted 494,292 RSUs. These RSUs were granted at a price of $18.99, pursuant to the February 8th Board authorization. All of the RSUs granted in February 2019 vest as to 1/3rd on each of December 17, 2019, December 17, 2020 and December 17, 2021.

Option Plan

The Option Plan was approved by the Shareholders at a meeting held on March 25, 2010, and amended and restated as of February 11, 2016, and February 16, 2017 to amend the definition of “Fair Market Value” as that term is used in determining the exercise price of the Options (“Options”). For 2018, employees receiving RSUs as a component of their bonus compensation were invited to elect to receive up to 25% of the value of those RSUs in the form of Options under the Option Plan. In addition, senior sales representatives were invited to elect to receive all or a portion of their fourth quarter 2018 sales commission in the form of Options. Finally, the Board also authorized an extraordinary grant of Options in connection with retention arrangements with certain employees identified by the Chief Executive Officer.

A maximum of 14,000,000 Shares (representing less than 5% of the outstanding Shares as of the date of approval by Shareholders on May 17, 2007 and approximately 5.8% of the outstanding Shares as of the date hereof) may be issued upon exercise of Options granted under the Option Plan. As of December 31, 2018, 10,944,677 Shares had been awarded under the Option Plan, representing approximately 4.5% of the outstanding Shares as at that date.

The Option Plan was designed to promote the long-term interests of the Corporation and its Shareholders by fostering a proprietary interest in the Corporation among the executives and employees of CI. The Option Plan has been used to attract and retain qualified executives and key employees. CI considers equity ownership by management to be an integral component of its compensation scheme and for that reason Option grants under the Option Plan have been an important element of overall compensation prior to the approval of the RSU Plan.

Full time employees of the Corporation or its subsidiaries are eligible to receive Options under the Option Plan. Approximately 33% of the Corporation’s full-time employees hold Options, following the election of certain employees to receive up to 25% of their equity bonus or 100% of their sales commission, as applicable, in the form of Options in lieu of RSUs. For several years, CI has granted Options with terms of five years, but the Options granted as part of 2018 compensation, as well as the Options granted as part of the retention arrangements, have a term of 10 years to encourage longer-term thinking and more closely align employee interests with those of Shareholders. The exercise price of the Options is fixed at the date of grant and may not be less than the volume weighted average trading price of the Shares on the TSX on the five trading days preceding and ending on the date of the grant. Other key terms of the Options such as vesting dates, forfeiture events and conditions to exercise are established at the date of grant. Generally, Options granted vest in equal annual amounts following the end of each of the first, second and third fiscal year following the date of the grant. The Options granted as part of the special retention bonus cliff vest at the end of the fifth fiscal year following the date of the grant. Options are not transferable. During the lifetime of the optionee, an Option may be exercisable only by the optionee or, if the optionee is incapacitated, by the optionee’s guardian, committee or other authorized legal representative, and except upon death of an optionee, an Option may not be assigned or transferred in any way or otherwise disposed of (whether by operation of law or otherwise) except where the Board permits a transfer of the Option in compliance with applicable securities regulation and the rules or policies of the TSX. If the holder of the Option ceases to be a full-time employee of the Corporation or its subsidiaries, any unvested Options will generally be terminated and the former employee will have only a limited period of time to exercise vested Options. The Option Plan includes a cashless exercise alternative under which, on exercise of an Option, the holder receives Shares for the in-the-money value of the Option (less applicable taxes).

Employees are not permitted to purchase financial instruments to hedge or offset a decrease in the market value of the underlying Shares.

The Board may at any time suspend or terminate the Option Plan without the consent of the individuals who are holding unexercised Options, provided that no such suspension or termination adversely affects the rights under any outstanding Options. The Board may at any time and from time to time amend the Option Plan, without Shareholder approval, to make amendments, including amendments which are of a “housekeeping” nature; to amend the definition of “Fair Market Value” used in determining the exercise price; to amend the vesting provisions of any Option; or, to change the termination provisions of any Option as long as the change does not entail an extension beyond the original expiration date. Shareholder approval is required for any amendment other than the ones listed above.

The Option Plan is subject to the following restrictions with respect to grants of Options and the issuance of Shares to insiders of the Corporation:

(a)	the number of Shares that may, at any time, be reserved for issuance pursuant to Options granted to insiders shall not in the aggregate exceed 10% of the then issued and outstanding Shares;

(b)	the number of Shares that may, within a one year period, be issued to insiders on the exercise of Options or pursuant to other security based compensation arrangements of the Corporation shall not exceed 10% of the then issued and outstanding Shares;

(c)	the number of Shares that may, within any one year period, be issued to any one insider (including associates of the insider) on the exercise of Options or issued pursuant to other security based compensation arrangements of the Corporation shall not exceed 5% of the issued and outstanding Shares on the date of grant; and

(d)	the number of Shares that may be reserved for issue to any one person pursuant to Options granted under the Plan shall not exceed 5% of the issued and outstanding Shares on the date of grant.

Copies of the Option Plan are available for inspection by Shareholders at the Corporation’s head office.

On February 8, 2019, the Board of Directors authorized the grant of Options, with a grant date of February 26, 2019. 120 employees elected to receive Options entitling them to purchase an aggregate of 743,027 Shares (representing less than 1% of outstanding Shares) at an exercise price of $18.99 per Share.

All of the Options granted in February 2019 have a ten-year term. The Options granted as part of 2018 compensation vest as to 33 1/3% of the Shares under option on January 1, 2022, a further 33 1/3% of the Shares under option on January 1, 2023 and the remainder on January 1, 2024. The Options granted under the retention arrangements referred to above vest as to 100% of the Shares under option on January 1, 2024.

Deferred Bonus Plan

The Corporation adopted a deferred bonus plan in February 2011 (the “Deferred Bonus Plan”). Under the Deferred Bonus Plan, a portion of the executive officer’s cash bonus was deferred and payable over two years and was considered a long-term incentive. A deferred cash bonus was not a component of long-term compensation for 2018 or 2017. Rather, deferred equity compensation was awarded under the RSU Plan and the Option Plan, as described in greater detail above.

The Deferred Bonus Plan provided for a grant of cash bonuses with payment to be deferred and, in most cases, paid over two years from the date of grant, on certain terms. The objective of the plan was to promote the long-term profitability of the Corporation by retaining qualified officers and key employees and providing a long-term incentive element in overall compensation for officers and key employees.

In most circumstances, the deferred cash bonus will not be paid unless the employee is still an employee of the Corporation at the date on which the deferred payment is to be made. Furthermore, if an employee has engaged in Misconduct prior to the date on which the deferred cash bonus is to be paid, the employee may be required to forfeit all or a portion of the deferred bonus. For this purpose the following will be considered Misconduct: (i) serious misconduct, including conduct which has a significant negative impact on the reputation or operations of the Corporation or its subsidiaries; (ii) fraud; (iii) a material breach of the terms of employment; (iv) willful breach of the provisions of the Corporation’s code of conduct; or (v) failure or willful refusal to substantially perform the employee’s duties and responsibilities.

Employee Savings Plan

In December 2012, the Corporation introduced an employee savings plan which is available to all employees. The plan encourages employees to save and invest for their retirement. Contributions made to the plan through payroll deductions will be matched by the Corporation. The plan was amended in January 2014 and now permits payroll deductions and a corporate match of up to a maximum annual contribution of the lesser of $7,500 and 5% of the annual base salary of the employee. Employee payroll deductions and Corporation matching contributions are invested in CI mutual funds chosen by the employee. Participation in the plan is voluntary. There are currently 1459 employees enrolled in the plan, representing over 84% of the Corporation’s eligible work force. This plan is important for retention and helps enhance our employee offering for potential new employees. The Corporation does not have any pension plan for employees or officers.

Determination of Amount of Compensation

The GHRC Committee determines the appropriate base salary, cash bonus and long-term incentives for the Chief Executive Officer and any individual who reports directly to the Chief Executive Officer, including the Named Executive Officers (the “CEO Direct Reports”). This determination is based on an individual’s success in achieving corporate and business unit objectives, as well as personal performance. The GHRC Committee takes into account industry and competitive compensation and other data for benchmarking purposes.

The process for determining the base salaries and the amount of variable compensation is based on an analysis of the following factors:

(a)	the overall financial and operating performance of the Corporation;

(b)	the economic, competitive and capital markets environment and the Corporation’s performance relative to industry metrics;

(c)	the individual performance and contribution made by the Chief Executive Officer and the CEO Direct Reports to the success of the Corporation, with specific reference to the annual financial performance of the Corporation and to the achievement of business unit and departmental strategic and operational objectives;

(d)	the individual contribution of the Chief Executive Officer and the CEO Direct Reports to the Corporation’s achievement of value-enhancing corporate goals and objectives, including increasing corporate growth and enhancing CI’s reputation, diversifying sources of revenue, improving the client experience, achieving operational excellence, strengthening portfolio management, cultivating the employee experience, management leadership and succession planning and cost containment;

(e)	the free cash flow and total assets under management and administration during the financial year, as well as sales and the containment of selling, general and administrative (SG&A) expenses;

(f)	maintaining and strengthening the Corporation’s principal distribution relationships;

(g)	the Corporation’s share of the mutual fund market and the broader wealth management industry, taking into account the impact that capital market developments, international disruptions, the economy and other recognized performance variables have had on performance;

(h)	the success of the Corporation’s funds as measured by ratings and awards;

(i)	the achievement of stated corporate objectives, including those related to positioning the Corporation for future success and improving operational and client service excellence;

(j)	the responsibilities of the Chief Executive Officer and each CEO Direct Report, including leadership, risk management and mentoring; and

(k)	the expertise and length of service of the Chief Executive Officer and each CEO Direct Report.

A comprehensive annual report is prepared by the Chief Executive Officer and President for the GHRC Committee, providing an overview of the Corporation’s financial and operating performance during the year and outlining priorities for the year to come (the “Compensation Report”). The Compensation Report highlights the accomplishments and challenges of the business units or operations and includes a description of significant actions or events that occurred during the year and key milestones with respect to that action or event, with reference to the Corporation’s strategic plan.

The Compensation Report includes an overview of the Corporation’s operations, comparative performance statistics and competitive information. The Compensation Report includes an analysis of business unit success in meeting business unit objectives and contributing to corporate performance. The Compensation Report provides the GHRC Committee with perspectives from the Chief Executive Officer and President on challenges and accomplishments, along with conclusions and recommendations regarding the appropriate compensation for the senior officers of the Corporation and its subsidiaries, as well as a recommendation regarding the overall approach to compensation. The chair of the GHRC Committee reviews the Compensation Report with the Chief Executive Officer and President, particularly with respect to meaningful changes in respect of the compensation of any senior officer. The GHRC Committee reviews this report and then, using information contained in the report, determines recommended compensation for the Chief Executive Officer and the CEO Direct Reports, taking into consideration the above-listed factors and other relevant information.

The Chief Executive Officer and President provide the GHRC Committee with recommended compensation ranges available to individuals at different seniority levels, as well as the recommended breakdown between base salary and bonus and cash and long-term incentives. The Chief Executive Officer and President also provide the GHRC Committee with comparative total compensation of senior officers for each of the last two years, as well as historical aggregate bonus information per employee group over the last three years and historical bonus pools as a percentage of key financial metrics, such as net income, earnings before interest, taxes, depreciation and amortization (EBITDA) and selling, general and administrative (SG&A) expenses.

This year, in considering the use of Options as a larger component of the Corporation’s long-term incentive compensation, the GHRC Committee considered the key terms of option grants at the Corporation’s competitors.

The GHRC Committee also takes into account the compensation paid to executive officers of certain of the Corporation’s public company competitors.

Competitive Market Review

The Compensation Report included comparative financial performance and compensation data for the following publicly traded asset management companies and financial institutions:

▪ IGM Financial Inc.	▪ Invesco Ltd.	▪ Gluskin + Sheff Associates Inc.
▪ Sprott Inc.	▪ AGF Management Limited	▪ Guardian Capital Group Limited
▪ Legg Mason, Inc.	▪ T. Rowe Price Group, Inc.	▪ Canaccord Genuity Group Inc.
▪ Franklin Resources, Inc.	▪ TMX Group Limited	▪ Affiliated Managers Group, Inc.
▪ Fiera Capital Corporation	▪ Janus Henderson Group plc

The Compensation Report includes a comparison of the total compensation paid to the Chief Executive Officers and Named Executive Officers of those companies and the total compensation paid to our Chief Executive Officer and Named Executive Officers. The compensation information regarding the other companies is obtained from the most recent proxy circulars filed by them with the securities regulators. This information is considered in determining the appropriate compensation for the Chief Executive Officer and other Named Executive Officers but is not determinative.

Other Relevant Information Considered

The GHRC Committee also considered the following:

(a)	management’s commitment to strategy development for the growth and success of the Corporation, and the enterprise-wide rollout of strategic pathways and key projects and objectives aligned with these pathways;

(b)	the continued growth and diversification of the Corporation’s business, including the integration of the Sentry sales and operations team following the 2017 acquisition and the continued build out of BBS and its Virtual Broker technology in the Corporation’s legacy businesses;

(c)	the focus on CI’s distribution strategy and the decision in December 2018 to purchase a majority stake in WealthBar and use WealthBar’s industry-leading online tools and services to fuel the development of CI’s own comprehensive digital strategy, including its robo-advisor business;

(d)	the successful execution of the capital management strategy through the renegotiation of the credit facility and the issuance of public debentures in the summer of 2018, as well as the dividend strategy and share repurchase program;

(e)	the achievement of operating and client service excellence, including the performance of Assante Wealth Management and Stonegate Private Counsel relative to industry competitors;

(f)	management’s continued focus on building CI brand awareness, including the introduction of the new “Trusted Partner in Wealth™” advertising campaign and the launch of a new website for CI Financial;

(g)	management’s continued focus on enhancing product solutions and sales effectiveness, including the introduction and refinement of preferred pricing and a number of new alternative and pooled products with competitive pricing;

(h)	the enrichment of the employee experience through enhanced internal communications including webcasts, employee messaging regarding the strategic pathways; townhalls and a web-based suggestion portal;

(i)	the role of the Named Executive Officers in effective enterprise risk management;

(j)	the extensive involvement of the Named Executive Officers in managing legal, regulatory and market-driven challenges and new developments;

(k)	management’s continued focus on cost containment and controlling expenses;

(l)	notwithstanding industry and market pressures in 2018, the Corporation maintained its net income and free cash flow essentially flat to the prior year and continues to contain SG&A;

(m)	a comparison of the Chief Executive Officer and Named Executive Officer compensation relative to a number of the Corporation’s publicly traded competitors; and

(n)	historical compensation for senior executives at the Corporation for the preceding three years.

The GHRC Committee meets to consider these recommendations and also to review and recommend compensation for the Chief Executive Officer and CEO Direct Reports, including the Named Executive Officers. The GHRC Committee then makes its recommendations to the Board with respect to the annual cash bonus and equity compensation grant as the variable elements of total compensation to be paid to the Chief Executive Officer and CEO Direct Reports, including the Named Executive Officers, for the fiscal year that has just been completed and to set salaries for the current year. The Board considers these recommendations and meeting in executive session makes its determination with respect to these matters.

Risk Management

The compensation program of the Corporation does not encourage or financially incentivize executives to expose the business, operations or organization to inappropriate risks.

The Board is keenly aware of the fact that compensation practices can have unintended risk consequences. The GHRC Committee is responsible for risk oversight of the Corporation’s compensation policies and practices and in that regard, works to identify and stop any compensation practice that might encourage an employee to expose the Corporation to unacceptable risk. At the present time, the GHRC Committee is satisfied that the current executive compensation program will not encourage the executives to expose the business to inappropriate risk. In fact, the GHRC Committee believes that current compensation practices encourage a conservative approach to managing the business of the Corporation. The Board rewards individuals for the success of the Corporation once that success has been demonstrated. In addition, a significant portion of each executive’s total compensation is equity-based in order to incent the executives to focus on longer-term results.

The Corporation’s compensation risk management practices include, but are not limited to:

(a)	Share Ownership Requirements – As discussed in greater detail under “Statement of Governance Practices – Share Ownership by Executive Officers and Directors” in this Information Circular, the Share ownership requirement is designed to align the interests of executives to those of the Shareholders.

(b)	Chief Executive Officer and President Recoupment (Claw Back) – There will be a claw back of the Chief Executive Officer’s and President’s annual cash bonuses within two years in the event of a material financial restatement due to gross negligence, intentional misconduct or fraud.

(c)	Anti-Hedging Policy – As discussed in greater detail under “Statement of Governance Practices – Restrictions on Trading and Hedging Shares of the Corporation” in this Information Circular, the Corporation prohibits its employees, officers and Directors from speculating purchasing financial instruments to hedge or offset a decrease in the market value of Shares owned, short selling Shares and buying or selling a call or a put in Shares.

Chief Executive Officer and President Compensation

The components of the compensation awarded to the Chief Executive Officer and President (which, during 2018 were separate offices) are the same as those which apply to the other senior executive officers of the Corporation, namely base salary, cash bonus and equity bonus in the form of RSUs and Options. The GHRC Committee presents its recommendations, with respect to the Chief Executive Officer and President compensation to the Board of Directors. Compensation for the Chief Executive Officer and President is based on set targets of corporate performance, measured by key financial metrics, such as AUM, net sales, EBITDA, earnings per share and SG&A control. The financial performance of the Corporation in any given year is significantly tied to developments in the capital markets. For that reason, at the end of each year the GHRC Committee looks at the performance of the Corporation in light of prevailing market and economic influences and the individual’s contribution to that performance. The GHRC Committee also looks at the strategic leadership of the Chief Executive Officer and President, including pursuit of value enhancing strategies and contribution to the achievement of business unit objectives by senior management. The performance of the Corporation is evaluated relative to the performance of its competitors in terms of growth in assets under management and sales. This year in particular, the GHRC Committee considered and rewarded management, including the Chief Executive Officer and President, for commitment to continued strategy development for the growth and success of the Corporation. This included the enterprise-wide rollout of strategic pathways and key projects and objectives aligned with these pathways, the integration of the Sentry sales and operations team following the 2017 acquisition and the continued build out of BBS and its Virtual Broker technology in the Corporation’s legacy businesses and the continued focus on CI’s distribution strategy including the decision in December 2018 to purchase a majority stake in WealthBar and use WealthBar’s industry-leading online tools and services to fuel the development of CI’s own comprehensive digital strategy, including its robo-advisor business.

Chief Executive Officer Compensation

In setting the recommended salary of the Chief Executive Officer, the GHRC Committee takes into consideration Mr. Anderson’s responsibilities and experience as well as his performance in leading the executive team and directing the strategic initiatives of the Corporation. The GHRC Committee assesses the Chief Executive Officer’s ability to lead the organization to optimize opportunities to take advantage of favourable market conditions or to mitigate the impact of unfavourable conditions. In addition, the Chief Executive Officer is expected to take the leading role in grooming the executive team for succession and his success in this regard is considered by the GHRC Committee in setting his total compensation.

Mr. Anderson re-joined the Corporation on February 29, 2016 after a four-year absence and became Chief Executive Officer effective June 1, 2016. Upon assuming leadership of the Corporation, Mr. Anderson quickly identified and implemented a number of shareholder value enhancing strategic initiatives. Mr. Anderson was integral to the Corporation’s successful acquisitions of Grant Samuel in 2016, Sentry and BBS in 2017 and WealthBar in 2019. He has improved the role and responsibilities of the Executive Committee and introduced an enhanced collaborative approach to decision-making. Mr. Anderson has played a leading role in building the Corporation’s foundation for continued growth and future success through leadership across CI’s business units, including the introduction of new products and competitive pricing, the development of CI’s branding strategy, the Corporation’s accelerated pace of technological advancement, the enhancement of the employee experience and the focus on coaching and mentoring high potential employees with a view to succession planning. Upon Ms. Murray’s retirement from the office of President on March 31, 2019, Mr. Anderson assumed the role of President in addition to that of Chief Executive Officer. The GHRC Committee and the Board are confident that Mr. Anderson’s leadership of the senior management team, engagement with key business partners and commitment to further developing and executing the Corporation’s strategic plan has positioned the Corporation for continued success in 2019.

In recognition of Mr. Anderson’s responsibilities, leadership of and contribution to this success in 2018, the GHRC Committee recommended to the Board the payment of a cash bonus of $720,000 and the award of 42,655 RSUs pursuant to the RSU Plan and the award of 114,407 Options under the Option Plan. The RSUs and the Options have a value as at the date of grant of $1,080,019, based on a value of $18.99 per Share for the RSU award and a strike price of $18.99 per Share for the Options award, bringing Mr. Anderson’s total compensation to $2,450,019 for 2018.

President Compensation

In setting the recommended salary of the President, Sheila A. Murray, the GHRC Committee took into consideration Ms. Murray’s responsibilities and experience as well as her performance in leading the Corporation in the adoption of key measures and milestones to enhance corporate growth, operational excellence and the client experience.

Ms. Murray joined the Corporation in January 2008 as General Counsel and was appointed to the office of President in February 2016. As President, Ms. Murray took on significant and complex new operating responsibilities while, until June 2018, maintaining her position as General Counsel of the Corporation and leading the legal team. As President, Ms. Murray lead and oversaw the administrative and operating business units including Operations, Information Technology, Human Resources, Compliance and others. The GHRC Committee and the Board recognized Ms. Murray’s leadership in the pursuit of value enhancing strategic initiatives, including the enhancement of the employee experience, the focus on coaching and mentoring high potential employees with a view to succession planning, the enhancement of operational excellence and client experience, and the broadening and deepening of the investment capability of the portfolio management teams. The GHRC Committee also recognized Ms. Murray’s extensive involvement in managing legal, regulatory and compliance matters in an increasingly regulated industry. Ms. Murray also played a critical role in completing the Sentry, BBS and WealthBar acquisitions and integrating their operations with those of the Corporation. The GHRC Committee and the Board are confident that Ms. Murray’s efforts in 2018 have helped to position the Corporation for future success.

In recognition of Ms. Murray’s responsibilities, leadership and contribution to this success in 2018, the GHRC Committee recommended to the Board the payment of a cash bonus of $915,000 and the award of 32,123 RSUs pursuant to the RSU Plan. The RSUs have a value as at the date of grant of $610,000, based on a value of $18.99 per Share, bringing Ms. Murray’s total compensation to $2,075,000 for 2018.

Chief Executive Officer and President Compensation Considerations

In setting the bonus and long-term compensation for Mr. Anderson and Ms. Murray for 2018, the GHRC Committee and the Board, in accordance with CI’s compensation policy, considered a number of factors in addition to those listed on page 29, including:

(a)	Mr. Anderson and Ms. Murray’s commitment to strategy development for the growth and success of the Corporation, and the enterprise-wide rollout of strategic pathways and key projects and objectives aligned with the Corporation’s core strategic pathways.

(b)	Mr. Anderson’s and Ms. Murray’s leadership, engagement and continued development of the senior management team and engagement between the business units.

(c)	Mr. Anderson and Ms. Murray’s leadership in the continued growth and diversification of the Corporation’s business, including the integration of the Sentry sales and operations team following the 2017 acquisition and the continued build out of BBS and its Virtual Broker technology in the Corporation’s legacy businesses.

(d)	Mr. Anderson and Ms. Murray’s leadership in building out CI’s distribution strategy including the December 2018 decision to purchase a majority stake in WealthBar and use WealthBar’s industry-leading online tools and services to fuel the development of CI’s own comprehensive digital strategy, including its robo-advisor business.

(e)	Mr. Anderson’s work in developing and growing the Corporation’s relationship with key business partners.

(f)	Mr. Anderson’s leadership in the introduction of new products and competitive pricing, the development of CI’s branding strategy and the Corporation’s accelerated pace of technological advancement.

(g)	The extensive involvement of Ms. Murray in managing legal, regulatory and compliance matters in an increasingly regulated industry.

(h)	Ms. Murray’s role in the further development and improvement of the Corporation’s operation and administration, including the enhancement of the employee experience, the focus on coaching and mentoring high potential employees with a view to succession planning, the enhancement of the client experience, and the broadening and deepening of the investment capability of the portfolio management team.

Members of the Governance, Human Resources and Compensation Committee

The members of the GHRC Committee during 2018 were Mr. D.P. Miller (Chair), Mr. P. Perrow, Mr. S.T. Moore and Mr. T.P. Miller (ex officio), all of whom were independent Directors. For a description of the committee members’ direct experience and skills relevant to their responsibilities in executive compensation and enabling the committee to make decisions on the suitability of CI’s compensation policies and practices, please see “Board Composition and Independence – Board Expertise Matrix”.

* * * * *

Performance Graphs

The first graph compares the yearly percentage change in the cumulative total return on the Shares and voting securities of its predecessors, with the cumulative total return of the S&P/TSX Composite Index (the “S&P/TSX Index”) and the S&P/TSX Financials Index over the period from December 31, 2013 to December 31, 2018. The graph illustrates the cumulative return on a $100 investment in Shares made on December 31, 2013 as compared with the cumulative return on a $100 investment in the S&P/TSX Index or in the S&P/TSX Financials Index on December 31, 2013. Distributions and dividends are assumed to be reinvested.

The second graph compares the cumulative total return on the Shares from the date on which the Shares were first publicly traded on the TSX in June 1994 to December 31, 2018, with the cumulative total return of the S&P/TSX Index and the S&P/TSX Financials Index for the same period.

The performance as set out in the graphs does not necessarily indicate future price performance.

Cumulative Total Return for 5 year period

	31-Dec-13	31-Dec-14	31-Dec-15	31-Dec-16	31-Dec-17	31-Dec-18
CI Financial Corp.	100	95	93	92	100	61
S&P/TSX Index	100	111	101	123	134	122
S&P/TSX Financials Index	100	114	112	139	157	143

Cumulative Total Return since CI became a Public Company in 1994

	1-Jun-94	31-Dec-03	31-Dec-06	31-Dec-09	31-Dec-12	31-Dec-15	31-Dec-18
CI Financial Corp.	100	1,135	2,425	2,445	3,125	4,275	2,795
S&P/TSX Index	100	237	395	392	451	517	622
S&P/TSX Financials Index	100	583	1,032	939	1,185	1,638	2,089

The graph below sets out the trend in aggregate total compensation, which includes base salary, annual cash bonus and equity bonus, awarded to the Named Executive Officers for each of the last five fiscal years compared to the total return on the Shares over that same period.

Summary Compensation Table

The following table sets out information concerning the compensation earned from the Corporation and the Corporation’s subsidiaries during the financial year ended December 31, 2018 and two previous years by the Corporation’s Chief Executive Officer(1), Chief Financial Officer, and the Corporation’s other three most highly compensated executive officers (collectively, the “Named Executive Officers”).

Name and principal position	Year	Salary ($)	Equity incentive plan compensation(2) ($)		Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
			Share-based awards	Option-based awards(3)	Annual incentive plans	Long-term incentive plans
Peter W. Anderson(1) Chief Executive Officer	2018 2017 2016	650,000 650,000 544,167	810,018 1,365,000 1,430,000	270,001 -- --	720,000 910,000 953,333	-- -- --	-- -- --	-- -- --	2,450,019 2,925,000 2,927,500
Douglas J. Jamieson Executive Vice-President and Chief Financial Officer	2018 2017 2016	350,000 315,000 315,000	210,000 257,500 262,000	70,002 72,488 65,500	280,000 327,500 327,500	-- -- --	-- -- --	-- -- --	910,000 972,488 970,000
Sheila A. Murray(1) President	2018 2017 2016	550,000 550,000 527,273	610,000 1,155,000 1,320,000	-- -- --	915,000 770,000 880,000	-- -- --	-- -- --	-- -- --	2,075,000 2,475,000 2,727,273
Steven J. Donald Executive Vice-President and Chief Risk Officer	2018 2017 2016	350,000 350,000 350,000	262,500 425,000 455,000	87,502 -- --	350,000 425,000 455,000	-- -- --	-- -- --	-- -- --	1,050,000 1,200,000 1,260,000
Neal A. Kerr(4) Executive Vice-President	2018 2017 2016	350,000 325,000 325,000	275,000 240,000 222,000	-- 62,134 55,500	275,000 300,000 277,500	-- -- --	-- -- --	-- -- --	900,000 927,134 880,000

__________________________________

Notes to the Summary Compensation Table:

(1)	Following the retirement announcement by the Corporation on December 10, 2018, Sheila Murray retired as President of the Corporation effective March 31, 2019. Ms. Murray has remained a member of the board of directors of the Corporation following her retirement and is standing for re-election at the Meeting. Peter Anderson assumed the role of President of the Corporation effective upon Ms. Murray’s departure, in addition to maintaining his position as Chief Executive Officer.

(2)	Equity-based awards reflect aggregate amounts awarded in respect of the relevant year.

(3)	(i) With respect to 2018 equity compensation, Options were granted to Messrs. Anderson, Jamieson and Donald upon their election to receive Options in lieu of up to 25% of the RSUs that would otherwise have been awarded to each of them under the RSU Plan.

(ii) With respect to 2016 and 2017 equity compensation, Options were granted to Messrs. Jamieson and Kerr upon their election to receive Options in lieu of up to 20% of the RSUs that would otherwise have been awarded to each of them under the RSU Plan.

(iii) The following assumptions were made for purposes of calculating the value of Options granted to Messrs. Anderson, Jamieson and Donald on February 26, 2019: an expected average option term of 6.0 years to exercise; a dividend projected to grow on average 0% per annum; projected stock price volatility of 17%; and an average risk-free interest rate of 2.21% over the expected life of the Options. These Options have been valued using Black-Scholes methodology and on that basis ascribed average value of $2.36 per Option.

(iv) The following assumptions were made for purposes of calculating the value of Options granted to Messrs. Jamieson and Kerr on February 27, 2018: an expected average option term of 3.3 years to exercise; a dividend projected to grow on average 2.0% per annum; projected stock price volatility of 16.0%; and an average risk-free interest rate of 2.32% over the expected life of the Options. These Options have been valued using Black-Scholes methodology and on that basis ascribed average value of $2.33 per Option.

(v) The following assumptions were made for purposes of calculating the value of Options granted to Messrs. Jamieson and Kerr on February 28, 2017: an expected average option term of 3.1 years to exercise; a dividend projected to grow on average 3.6% per annum; projected stock price volatility of 16.0%; and an average risk-free interest rate of 1.24% over the expected life of the Options. These Options have been valued using Black-Scholes methodology and on that basis ascribed average value of $1.95 per Option.

(vi) The actual value realized, if any, on Options exercises will be dependent on overall market conditions and the future performance of the Corporation and its Shares. The Corporation cannot be certain that the actual value realized will approximate the amount calculated under the valuation model.

(4)	The Board awarded Mr. Kerr a bonus of $550,000, to be payable in cash and RSUs on February 26, 2019. Mr. Kerr’s last day at the Corporation was February 15, 2019. Accordingly, Mr. Kerr’s 2018 bonus, while earned and awarded, was not paid out.

Equity Compensation Plan Information

The following table sets out information concerning the number and price of securities to be issued under equity compensation plans to employees and others as at December 31, 2018.

Plan Category	Number of Securities to be Issued (upon Exercise of Outstanding Options, Warrants and Rights, and upon Vesting of RSUs) (a)	Price (Weighted - Average Exercise Price of Outstanding Options, Warrants and Rights, and Fair Market Value of RSUs ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in (a))(1)
Option Plan	6,957,788	32.18	3,055,323
RSU Plan	670,511	17.28	4,926,181

_________________________________________

Note:

(1)	The number of securities remaining available to be issued as a percentage of outstanding Shares as at December 31, 2018 was approximately 1% in respect of the Option Plan and approximately 2%, in respect of the RSU Plan.

The following table sets out the approximate annual burn rate, calculated in accordance with the rules of the Toronto Stock Exchange, in respect of each of the equity compensation plans for each of the three most recently completed years.

	Annual Burn Rate(1)
Plan Category	2018	2017	2016
Option Plan	0.03%	0.2%	1.0%
RSU Plan(2)	--	--	--

_________________________________________

Notes:

(1)	The annual burn rate is calculated as follows and expressed as a percentage:

Number of securities granted under the specific plan during the applicable fiscal year
-----------------------------------------------------------------------------------------------------------------------------

Weighted average number of securities outstanding for the applicable fiscal year

(2)	The RSU Plan was approved by Shareholders at the Annual and Special Meeting of Shareholders held on April 20, 2017. The Corporation has not issued any Shares from treasury under the RSU Plan since the date of its approval by Shareholders and has met the requirement to deliver Shares under the RSU Plan through Shares acquired under the Corporation’s normal course issuer bid. See “Normal Course Issuer Bid” for a description.

Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each Named Executive Officer, information concerning all option-based and share-based awards outstanding as of December 31, 2018.

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in- the-money options ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter W. Anderson Chief Executive Officer	--	--	--	0	106,114	1,833,650
Douglas J. Jamieson Executive Vice-President and Chief Financial Officer	30,000 40,000 50,000 62,750 31,111	35.60 33.96 28.63 27.44 28.67	Feb. 14, 2019 Feb. 12, 2020 Feb. 19, 2021 Feb. 28, 2022 Feb. 27, 2023	0 0 0 0 0	16,641	287,556
Sheila A. Murray President	40,000 50,000 50,000	35.60 33.96 28.63	Feb. 14, 2019 Feb. 12, 2020 Feb. 19, 2021	0 0 0	94,167	1,627,206
Steven J. Donald Executive Vice President and Chief Risk Officer	35,000 60,000 75,000 35,000	35.60 33.96 28.63 27.44	Feb. 14, 2019 Feb. 12, 2020 Feb. 19, 2021 Feb. 28, 2022	0 0 0 0	28,361	490,078
Neal A. Kerr Executive Vice-President	35,000 60,000 25,000 56,000 26,667	35.60 33.96 28.63 27.44 28.67	Feb. 14, 2019 Feb. 12, 2020 Feb. 19, 2021 Feb. 28, 2022 Feb. 27, 2023	0 0 0 0 0	14,626	252,737

Value Vested or Earned During the Year

The following table sets out for each Named Executive Officer, information concerning the value of incentive plan awards—option-based and share-based awards as well as non-equity incentive plan compensation—vested or earned during the financial year ended December 31, 2018.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Peter W. Anderson Chief Executive Officer	0	0	720,000
Douglas J. Jamieson Executive Vice-President and Chief Financial Officer	72,997	53,950	280,000
Sheila A. Murray President	16,500	0	915,000
Steven J. Donald Executive Vice-President and Chief Risk Officer	62,900	89,052	350,000
Neal A. Kerr Executive Vice-President	126,665	50,292	275,000	(2)

_________________________________________

Notes:

(1)	The amounts shown represent the dollar value that would have been realized if all Options that vested during the fiscal year ending December 31, 2018 had been exercised on the vesting date, calculated as the difference between the exercise price of such Options and the TSX closing price of the Shares on the vesting date.

(2)	The Board awarded Mr. Kerr a cash bonus of $275,000 for 2018, to be payable on February 26, 2019. Mr. Kerr’s last day at the Corporation was February 15, 2019. Accordingly, Mr. Kerr’s 2018 bonus was not paid out.

Termination and Change of Control Benefits

Peter W. Anderson

It is the Board’s expectation that Mr. Anderson will be part of any succession process for the Chief Executive Officer role. Accordingly, Mr. Anderson is entitled to salary continuance together with a bonus to the date which is six months after the date on which his successor commences his or her role. In the event that Mr. Anderson’s employment is terminated without cause prior to June 30, 2020, Mr. Anderson will be entitled to receive accrued salary, unpaid vacation pay, benefits and bonus up to the termination date. Mr. Anderson is entitled to post-employment health benefits at the executive employee level for a period of 24 months thereafter. No further amounts will be payable to Mr. Anderson in the event of his termination without cause prior to the termination date.

Mr. Anderson’s employment agreement contains a covenant not to compete directly or indirectly with the Corporation for a period ending three months following the completion of employment or solicit employees of the Corporation for a period ending twelve months following the completion of employment.

Sheila A. Murray

In connection with Ms. Murray’s previously announced retirement from the Corporation, the Corporation and Ms. Murray entered into an amendment to her employment agreement regarding her continuing obligations and entitlements. In recognition of Ms. Murray’s long service to the Corporation culminating in three years as President, and her assistance and ongoing cooperation in her succession, including her consulting role to senior management through December 31, 2019, the Corporation has paid Ms. Murray a lump sum retirement payment of $1,937,500 (less applicable deductions). The Corporation does not have a pension plan and accordingly Ms. Murray is not entitled to any pension benefits upon her retirement.

Pursuant to the RSU Plan and her employment agreement, Ms. Murray’s RSUs will vest at her discretion at any time prior to the ultimate vesting date of the particular RSU grant.

Ms. Murray is entitled to post-employment health benefits at the executive employee level for a period of twenty-four months following her retirement.

Ms. Murray’s employment agreement contains standard confidentiality provisions and an agreement not to compete directly or indirectly with the Corporation for a period ending three months following the date of retirement or solicit employees of the Corporation for a period ending twelve months following the date of retirement.

Director Compensation

The GHRC Committee is responsible for the compensation of Directors and annually reviews the form and amount of Director compensation and makes a recommendation to the Board for approval. The GHRC Committee takes into account the time commitment expected of Directors, the complexity and scope of any Director’s responsibilities, the need to attract and retain qualified Directors and the alignment of interests between securityholders and the board.

During the financial year ended December 31, 2018 Directors other than the Chairman who were not officers or employees of the Corporation were paid an annual fee of $140,000. The Lead Director of the Board of Directors was paid $165,000 in recognition of the additional responsibilities which this position entails. Directors’ fees are payable in quarterly installments. Directors are entitled to be reimbursed for expenses incurred by them in their capacity as Directors.

Directors who are also officers or employees of the Corporation are not paid any amount as a result of their serving as Directors.

Director Compensation Table

Name	Cash-based awards ($)	Share-based awards(1) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Peter W. Anderson	--	--	--	--	--	--	--
Brigette Chang-Addorisio	70,000	--	--	--	--	--	70,000
William T. Holland(2)	750,000	--	--	--	--	--	750,000
David P. Miller	105,000	35,000	--	--	--	--	140,000
Stephen T. Moore	140,000	--	--	--	--	--	140,000
Tom P. Muir	152,500	--	--	--	--	--	152,500
Sheila A. Murray	--	--	--	--	--	--	--
Paul Perrow	70,000	--	--	--	--	--	70,000

_________________________________________

Notes:

(1)   As described in more detail below, any non-employee Director may elect to receive all or any portion of his or her Director’s fees in the form of DSUs, and a Director’s fees will be paid in the form of DSUs until satisfaction of his or her share ownership requirement.

(2)   The Chairman’s compensation is reflective of Mr. Holland’s important role in steering the Corporation through a period of transition. See the section of this Information Circular entitled “Statement of Governance Practices – Board Composition and Independence – Position Descriptions”.

Directors’ Deferred Share Unit Plan

To encourage Directors to align their interests with Shareholders, the Board adopted the Director Deferred Share Unit Plan (the “Director DSU Plan”), effective February 16, 2017, applicable to the fiscal year commencing January 1, 2017 and subsequent fiscal years. Under the Director DSU Plan, Directors may receive some or all of the Director’s fees in the form of DSUs, each of which has a market value equal to the five-day volume weighted average price of the Shares on the TSX for the five trading days preceding the date DSUs are credited to the Director. A DSU is a bookkeeping entry credited to the account of an individual Director, which cannot be converted to cash until the Director ceases to be a member of the Board. The value of a DSU, when converted to cash, will be equivalent to the five-day volume weighted average price of the Shares on the TSX for the five trading days preceding the date that conversion takes place. DSUs will attract dividend equivalents in the form of additional DSUs at the same rate as dividends on the Shares. All non-employee Directors may elect to receive all or any portion of such Director’s fee in the form of DSUs.

The Board has a policy requiring each Director of the Corporation to hold Shares representing a prescribed multiple of the annual Director’s fee ensuring that the interests of the Directors are aligned with those of the Shareholders. Units held under the Director DSU Plan may be used to satisfy this ownership requirement. Effective with respect to Director compensation payable on or after March 31, 2017, Directors have received Directors’ fees in the form of DSUs until satisfaction of the share ownership requirements for Directors described under “Statement of Governance Practices – Share Ownership by Executive Officers and Directors” in this Information Circular. Upon satisfaction of such ownership requirements, Directors may elect to receive all or any portion of their Director compensation in the form of DSUs.

Outstanding Option-Based and Share-Based Awards for Directors

The following table sets out information concerning the Directors’ outstanding share-based awards and option-based awards as of the date of this Information Circular. All share-based awards are in the form of DSUs, other than Mr. Anderson and Mr. Holland who also have unvested RSUs. None of the Directors, with the exception of Mr. Anderson and Ms. Murray, has any outstanding option-based awards. As of the date of this Information Circular, no Director has any other share-based or option-based awards.

	Share Based Awards			Option Based Awards
Name	Number of shares or units that have not vested (#)		Market or payout value of DSUs / RSUs that have not vested ($)	Number of shares or units that have not vested (#)	Market or payout value of Options that have not vested ($)
Peter W. Anderson	148,769		$2,863,803	114,407	$29,746
William E. Butt	--		--	--	--
Brigette Chang-Addorisio	--		--	--	--
William T. Holland	13,432	(1)	$258,566	--	--
David P. Miller	6,428		$123,739	--	--
Stephen T. Moore	--		--	--	--
Tom P. Muir	--		--	--	--
Sheila A. Murray	126,290		$2,431,083	--	--
Paul J. Perrow	--		--	--	--

Note:

(1)      Mr. Holland has 4,972 RSUs relating to his tenure as Executive Chairman, and 8,460 DSUs relating to his tenure as Chairman.

Directors’ and Officers’ Liability Insurance and Indemnification

CI has purchased directors’ and officers’ liability insurance for the benefit of the Directors and officers of CI and its subsidiaries. The policy has an aggregate limit of $50 million per policy year plus excess $5 million “Side A” coverage for non-indemnifiable circumstances. A premium of $214,900 was paid by CI for the 12-month term which began on June 15, 2018. No part of this premium was paid by the Directors or officers of CI. Any deductible payable by any Director or officer making a claim under the policy is payable by CI and a $500,000 deductible is also payable by CI.

CI will indemnify Directors and officers in accordance with its specific indemnification agreements and to the maximum extent permitted under applicable law.

Indebtedness of Directors and Executive Officers

The following table summarizes the aggregate indebtedness to CI, as of the date of this Information Circular, of any executive officers, Directors, employees and former executive officers, Directors, trustees and employees of CI:

Aggregate Indebtedness
Purpose	To CI or its Subsidiaries
Security Purchases	$5,187,834
Other	$500,544

CI has in the past maintained an Employee Share Purchase Loan Program (the “Program”) pursuant to which CI lent money to qualified key employees to purchase Shares in the market. The Program is no longer available and no new loans have been advanced for several years; however, a number of loans remain outstanding. The loans are on market terms and bear interest at the greater of CI’s average borrowing cost and prescribed rates. The Shares purchased with the loan are pledged as security for the loan. Interest payments are made out of participants’ salaries, and principal payments are generally made from the proceeds of any sale of such Shares. Each participant has agreed that his or her loan is to be repaid in accordance with its terms without exception.

Indebtedness of Directors and Executive Officers under Securities Purchase Programs
Name and Principal Position	Involvement of Company or Subsidiary	Largest Amount Outstanding During 2018 ($)	Amount Outstanding as at May 8, 2019 ($)	Financially Assisted Securities Purchases During 2018 (#)	Security for Indebtedness	Amount Forgiven During 2018(1) ($)
Securities Purchase Programs
Douglas J. Jamieson Executive Vice-President and Chief Financial Officer	CI	1,650,000	$1,600,000	0	60,000 shares	0

Note:

(1)	The Program does not permit loan forgiveness.

Statement of Governance Practices

Good governance is essential to the effective and efficient operation of the Corporation. For that reason, the Board and management are committed to maintaining a high standard of governance, including through consideration of the governance guidelines of the Canadian securities administrators and best practices recommendations of the Canadian Coalition for Good Governance.

The Role of the Board of Directors

The Board is responsible for the stewardship of the Corporation and in that regard has the duty to supervise the management of the business and affairs of CI. In addition to overseeing and approving major transactions and matters legally requiring Board involvement, the Board is consulted regularly by the executive management team on significant developments affecting or likely to affect the business and affairs of CI and its subsidiaries as well as any regulatory changes, new initiatives or circumstances in the asset management industry that may impact the business. The Board has delegated day-to-day management of the business to senior management; however certain matters exceeding a particular dollar threshold require Board approval, pursuant to CI’s Delegation of Authority policy.

The specific duties and Board functions are set out in detail in the Board Mandate, which is attached as Schedule “B” to this Information Circular. The Board Mandate is reviewed each year and changes will be made when necessary to reflect evolving best practices in governance and management oversight. Some of the Board’s most important oversight functions are:

Enterprise Risk Management

Effective enterprise risk management and continual assessment of the risks confronting our business are necessary in order to ensure that the Corporation is positioned to achieve its business objectives and to protect the Corporation and client assets. The Board is responsible for risk management oversight, which includes understanding the material risks of the Corporation’s business and mitigation strategies, and taking reasonable steps to ensure that management has an effective risk management structure in place. It is an ongoing process involving the Board, the Chief Risk Officer, and CI’s Risk Management Committee, comprised of senior executives representing the Corporation’s business units. The Board has delegated primary responsibility for oversight of risk management to the Audit and Risk Committee of the Board. The Risk Management Committee and Risk Management Team work together to manage risk and ensure that business strategies and activities are consistent with the Corporation’s risk appetite. The Risk Management Committee generally meets each month and will meet more often as necessary to discuss and identify emerging risks that have the potential to impact the Corporation’s business. Each year the Chief Risk Officer engages in a formal process which includes a broad canvass of business unit leaders to identify and evaluate specific and material risks. A quantitative and qualitative analysis is done in order to rate the significance of each identified risk and then an assessment is prepared regarding the likelihood of the occurrence of a particular risk event. Once risks have been identified and rated, strategies and procedures are developed to minimize or avoid negative consequences and these risk mitigation processes are implemented and monitored with each business unit to bring risks to an acceptable risk level.

The Audit and Risk Committee reviews with management the Corporation’s systems to monitor and manage major business risks and legal and ethical compliance programs, including through regular reports on compliance systems and procedures, cybersecurity and other information technology systems, and the Corporation’s risk management policies and procedures. Each year, the Chief Risk Officer presents a detailed report on identified risks and mitigation strategies to the Audit and Risk Committee for discussion and comments. The Audit and Risk Committee receives regular updates on risk management at its quarterly meetings, including from the Corporation’s Chief Risk Officer, Chief Technology Officer, and Chief Compliance Officer.

A discussion of the risks affecting the Corporation appears in the Corporation’s Management Discussion and Analysis for the year ended December 31, 2018 available on the Corporation’s website (www.cifinancial.com) and on SEDAR (www.sedar.com).

Integrity of Financial Information and Internal Controls

The Board oversees financial reporting and compliance with the disclosure obligations imposed by corporate and securities laws. It is the responsibility of the Board to approve the annual and interim financial statements. The Board, through the Audit and Risk Committee, monitors the integrity of the Corporation’s management information systems and the effectiveness of internal controls through regular reporting by management and others. The Chief Internal Auditor reports on a quarterly basis directly to the chair of the Audit and Risk Committee.

Strategic Planning

The Board oversees the strategic direction of the business and offers guidance on strategic issues confronting the Corporation. The Board is responsible for developing a depth of knowledge of the Corporation’s operations and business to assess the assumptions on which the Corporation’s strategic plans are based. A quarterly report is provided to the Board by the Chief Executive Officer with respect to the development of CI’s strategy for future growth and success. In addition, senior management in each of the Corporation’s core business units report to the Board quarterly on strategic initiatives. The Board assesses the strategic plan of the Corporation, taking into account the risks and industry environment confronting the Corporation, and, on an annual basis, management provides an updated or revised strategic plan.

Succession Planning

The Board is responsible for overseeing the Corporation’s succession plan for the Chief Executive Officer, including the recruitment, appointment and evaluation and, if necessary, termination of the Chief Executive Officer. The Board has delegated primary responsibility for oversight of succession planning to the GHRC Committee. Through quarterly reports from the Corporation’s management, the GHRC Committee reviews the design and competitiveness of the Corporation’s overall compensation plan and strategies for the attraction, retention and motivation of executive officers and oversees and monitors employee engagement, talent development and retention strategies. These quarterly updates are also used by the Chief Executive Officer to identify members of the Corporation’s senior management capable of taking on additional responsibilities and developing into the Corporation’s next generation of leaders. The GHRC Committee monitors the progress and development of senior management in accordance with succession plans. In addition to quarterly meetings providing updates on executive officer succession planning and other human resources matters, the GHRC Committee receives a formal talent management report at least annually.

While the GHRC Committee has primary responsibility for executive officer succession planning, the matter of Chief Executive Officer succession is discussed at least annually by all independent members of the Board. In addition, all members of the Board have regular opportunities to meet with executive management during and in connection with Board meetings. Board members are also encouraged to meet with the executive team members individually and outside of Board meetings in order to be able to directly assess an officer’s capabilities and succession potential.

The Corporation is committed to promoting professional learning and development at all levels of the organization through programs to create senior leader personal development plans, sessions targeting professional development as well as cost effective training, corporate-wide training events and other opportunities for leadership development.

On March 31, 2019, Sheila A. Murray retired as President of the Corporation, at which time Peter W. Anderson assumed the role of President in addition to Chief Executive Officer. Consequently, references in this Statement of Governance Practices to the Chief Executive Officer should be read to refer to Mr. Anderson as President and Chief Executive Officer with respect to periods following Ms. Murray’s retirement.

On April 16, 2019, the Corporation announced that Mr. Anderson had provided notice that he plans to retire no later than the end of his employment contract which terminates on June 30, 2020. The Board has established the CEO Search Committee comprised of Mr. Holland, Mr. Miller and Mr. Muir, with a mandate to provide the Board with a recommendation on the appointment of the Corporation’s next Chief Executive Officer. The Board also intends to take this opportunity to complete a review of executive management required for the future growth of the Corporation. The Board has asked Mr. Anderson to participate in this evaluation and to continue the executive transition which commenced under his leadership.

Securityholder Relations and Communications

The Board approves all of the disclosures which CI is required to make pursuant to securities laws, including annual and quarterly financial statements, the Annual Information Form and management information circulars.

Securityholders can provide feedback to CI in a variety of ways, including by contacting the Corporation’s Investor Relations staff by email, telephone or mail as indicated on the back of this Information Circular. The Corporation’s annual and quarterly earnings calls with analysts are broadcast live and are archived on our Investor Relations website.

The Chief Executive Officer is responsible for receiving and addressing securityholder inquiries and concerns and referring securityholder issues, where appropriate, to the Board. It is CI’s policy for management to respond to securityholder’s questions and concerns on a prompt basis, subject to limitations imposed by law or as a result of the confidential nature of certain information. In addition, Shareholders may communicate directly with CI’s independent Directors through the Lead Director by email or mail as indicated at the back of this Information Circular.

Board Composition and Independence

The Board believes that it is important that a majority of our Directors be independent. The Board currently has nine members and following the Meeting, if all Director nominees are elected, will have eight members, five of whom will be independent.

Size and Composition

The GHRC Committee works with the Board to develop and update a long-term plan for the composition of the Board that takes into consideration the current strengths, competencies, skills, experience, personal attributes and any anticipated retirement dates of the Board members as well as the strategic direction of the Corporation and the skills, expertise, experience, competencies and attributes necessary for the Board. The GHRC Committee undertakes, on an annual basis, an examination of the size of the Board, with a view to determining the impact of the number of Directors on the effectiveness of the Board and the full engagement of each Director, and then recommends to the Board, if necessary, a reduction or increase in the size of the Board.

As part of the annual Board evaluation process, the Committee assesses each Director’s contribution to the Board and makes a recommendation to the Board regarding whether or not each Director will be invited to stand for re-election at the next annual meeting of the Corporation’s shareholders. This process also will allow each Director the opportunity to confirm his or her desire to continue as a member of the Board.

The Board of Directors is currently comprised of nine members. The twelve-year term limit of Mr. Moore, who has served as a Director since 2007, expires at the Meeting. The Board thanks Mr. Moore for his years of service and guidance. At its meeting held on March 26, 2019, the Board passed a resolution fixing the number of Directors at eight effective as of the close of the Meeting.

Each of the other eight current Directors has agreed to be nominated and stand for election or re-election at the Meeting.

The Board has determined that the proposed size and composition of the Board, including the collective skills, expertise, experience and attributes of the eight Director nominees, are appropriate to facilitate effective debate and decision-making. This relatively small number of Directors permits the Board to operate in an efficient and cohesive manner and encourages interactive decision-making. The Board believes that a diversity of views and experience enhances decision-making and enables the Board as a whole to fulfill its core responsibilities to the Corporation and help shape strategic direction. The members of the Board collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience which contribute to the effective oversight of CI’s business. See “Board Expertise Matrix” below. Directors are not required to be specialists in the business of CI but rather to provide the benefit of their business experience, judgment and vision. See “Board Diversity” below for further information on the Board’s approach to diversity.

Independence

At each meeting, the independent Directors have the opportunity to meet without non-independent Directors and members of management.

The Board believes that it is important that a majority of our Directors be independent. The Board is responsible for determining whether a Director is independent, using the standards set out in applicable legal and regulatory requirements and recommended guidance, including the definition and guidance in the Canadian Securities Administrators’ National Instrument 52-110 - Audit Committees (“NI 52-110”). In particular, the Board considers an individual to be independent if he or she has no direct or indirect relationship with CI which could, in the view of the Board, be reasonably expected to interfere with the exercise of that individual’s independent judgment.

Each year the Directors are asked to provide the Corporation with information necessary for completion of this Information Circular, including information concerning any other directorships or business or other relationships which could affect an assessment of independence. The GHRC Committee and the Board consider this information when determining whether a Director is independent. Directors are also required to let the Chairman of the Board and the chair of the GHRC Committee know if there are any material changes in their circumstances or relationships which could affect an assessment of independence.

Based upon information provided by each of the Directors, the GHRC Committee and the Board have determined that the following five of eight Directors standing for re-election or standing for election for the first time are independent: Brigette Chang-Addorisio, William E. Butt, David P. Miller, Tom P. Muir and Paul J. Perrow. The GHRC Committee and the Board have determined that Peter W. Anderson, William T. Holland and Sheila A. Murray are not independent.

The Board of Directors believes that the fact that five of the eight Directors of the Corporation are independent under applicable legal and regulatory requirements and interpretative best practices is an important factor in assuring the ability of the Board to act independently of management.

Mr. Holland has been the Chairman of the Board since September 1, 2010. Prior to this date, Mr. Holland was the Chief Executive Officer of the Corporation. In order to address any governance concerns that may arise as a result of having Mr. Holland serve as Chairman, whether in an Executive or non-Executive capacity, the Board decided to continue the appointment of an independent Director to the position of Lead Director. This is discussed in greater detail under “Lead Director” below.

The Board has instituted certain processes to ensure that the Board can exercise independent oversight. For instance, each meeting is chaired by the Lead Director and in order to facilitate candid discussions among the independent Directors, at each meeting the independent Directors meet without the non-independent Directors present. In addition, the Board of Directors or any committee thereof is authorized to engage independent counsel and other advisors it determines necessary to carry out its duties and responsibilities, and require CI to pay the compensation and charged expenses for any such advisors. Except in unusual circumstances, the Board will consult with the Chief Executive Officer prior to appointing external advisors.

Board Expertise Matrix

The Board believes that a diversity of views and experience enhances decision-making and enables the Board as a whole to fulfill its core responsibilities to the Corporation and help shape strategic direction. The members of the Board collectively possess a broad range of skills, expertise, industry and other knowledge, and business and other experience which contribute to the effective oversight of CI’s business. Directors are not required to be specialists in the business of CI but rather to provide the benefit of their business experience, judgment and vision.

In making its Director nominee recommendations, the GHRC Committee and the Board consider the competencies, skills and attributes that the Board considers to be necessary for the Board as a whole to possess, the competencies, skills and attributes that the Board considers each existing director to possess, and the competencies, skills and attributes any new nominee will bring to the boardroom.

The Board is comprised of individuals who bring the right mix of knowledge, interest, skills and experience relevant to the Corporation and required on the Board to fulfill its mandate. The following areas of expertise are the core competencies of the Board:

▪ Accounting and Finance	▪ Mutual Funds / Financial Services	▪ CEO Experience / Strategic Leadership

▪ Risk Management	▪ Regulatory Affairs	▪ Human Resources / Compensation

▪ Governance / Legal	▪ IT / Fintech

The following table provides more detailed information with respect to the core areas of expertise of each nominated Director:

DIRECTOR	Independent	Accounting and Finance	Mutual Funds / Financial Services	Regulatory Affairs	CEO Experience / Strategic Leadership	Risk Management	Governance / Legal	Human Resources / Compensation	IT / Fintech
Peter W. Anderson			X		X	X	X
William E. Butt	X	X	X		X
Brigette Chang-Addorisio	X	X			X	X		X
William T. Holland			X		X	X	X
David P. Miller	X			X	X	X	X	X
Tom P. Muir	X	X	X	X	X		X		X
Sheila A. Murray			X	X	X	X	X	X	X
Paul J. Perrow	X		X		X

In addition, when assessing a nominee for Director, the Board will expect the nominee to demonstrate:

▪ Sound business judgment	▪ High ethical standards	▪ Commitment to CI

▪ Good communication skills and the ability to influence decision-making	▪ Proven track record	▪ Team player mentality

The Board and the GHRC Committee will consider the extent to which the interplay of the individual’s expertise, skills, knowledge, experience and personal attributes with that of other members of the Board will build a high-performance Board that is effective, collegial and responsive to the needs of the Corporation and its subsidiaries.

In making its recommendations, the Board and the GHRC Committee’s assessment is also based on the following criteria

•	diversity of viewpoints, backgrounds, experiences, gender and other demographics;

•	current or previous experience on other boards; and

•	the appropriate level of representation on the Board by directors who are independent of management and who are neither officers nor employees of the Company or any of its subsidiaries.

Term Limits

Effective May 10, 2018, the Board adopted a twelve-year term limit for all Directors, applicable to Directors who have served on the Board less than twelve years as of that date.

The Board believes that a Director’s effectiveness is enhanced by experience on the Board and also recognizes the importance and value of adding new Directors who bring a diversity of views and a fresh outlook. Effective May 10, 2018, the Board adopted a twelve-year term limit for all Directors, applicable to Directors who have served on the Board less than twelve years as of that date. The term limit does not apply to the Chief Executive Officer. This replaced the term limit introduced on August 4, 2016 for all Directors other than the Chief Executive Officer and Chairman, of nine years for Directors who had served less than nine years as of such date and an outside limit of 20 years.

Term limits are not intended to discourage the full and frank assessment of each Director’s contribution to the Board on an annual basis. The term limits are not intended to and do not in any way assure each Director of a twelve-year term. Board composition and the continued nomination of Directors are considered each year and assessments are made on a case by case basis, taking into account the skills and contribution of each Director. The Board has not adopted a mandatory retirement age for Directors.

The average tenure of the eight Director nominees is approximately 5.6 years, and the average tenure of the seven Director nominees standing for re-election is approximately 6.4 years. The average tenure of the five independent Director nominees is 3.2 years.

Directorships and Board Interlocks

To ensure that each Director is able to commit sufficient time and energy to fulfill his or her duties as a member of the Board, and to avoid circumstances that may impact independence, CI limits service by Directors on outside public company boards of directors and committees:

(a)	Directors who are chief executive officers or other senior executives of public companies may hold at most two outside public company directorships and other Directors may hold no more than four outside public company directorships.

(b)	No Director that is a member of the Audit and Risk Committee may sit on more than three outside public company audit committees.

(c)	The Corporation’s Chief Executive Officer may not sit on the board of directors of an outside public company.

(d)	No Director may serve on the board of a competitor or of a regulatory body with oversight of the Corporation or its subsidiaries or any other board which the GHRC Committee reasonably determines is inadvisable.

CI also limits the number of other boards its Directors can serve on together. No more than two Directors may sit on the same outside public company board of directors. Exceptions to the above guidelines may be granted with the consent of the Board.

Directors are required to advise the Chairman of the Board and the chair of the GHRC Committee before accepting a directorship on an additional public, private or not-for-profit board (or similar body) or membership on an additional board committee in order to provide an opportunity to verify that a Director continues to have the time and commitment to fulfil his or her obligations to the Board and to be satisfied that the Director is in compliance with the above guidelines and no real or apparent conflict of interest would result.

In addition, Directors must notify the Chairman of the Board and the chair of the GHRC Committee before establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the Director’s relationship to the Corporation or its affiliate or potentially impact the reputation of CI.

Lead Director

An independent Director, Tom P. Muir, is the Lead Director and chairs each meeting of the Board and Shareholders. The Lead Director is the Chair of the Audit and Risk Committee and an ex officio member of the GHRC Committee.

Mr. Muir, an independent Director, has been on the Board since 2011 and assumed the role of Lead Director at the close of the annual meeting of Shareholders held on June 18, 2018.

The Lead Director facilitates the functioning of the Board independently of management and provides independent leadership to the Board. The Lead Director, together with the Chairman, sets the agenda for each Board meeting with a view to the Board’s role in the stewardship of CI and the provision of oversight and guidance with respect to CI’s strategic plan. The Lead Director assists the Chairman, as well as the Board’s GHRC Committee, in the promotion of a high-performance Board culture that is conducive to the full engagement by all Board members and promotes challenging and constructive debate and effective decision-making.

The Lead Director serves as a liaison between management and the Board, where necessary. The Lead Director also chairs each Board meeting and the annual meetings of the Shareholders. The Lead Director is the Chair of the Audit and Risk Committee and an ex officio member of the GHRC Committee. Further information on the role of the Lead Director is included in the section of this Information Circular entitled “Statement of Governance Practices – Position Descriptions – Lead Director.”

Director Attendance

Each of the Corporation’s Director nominees standing for re-election attended 100% of all regularly scheduled and special Board meetings and all applicable committee meetings. The meeting attendance record for each Director is disclosed on page 14 of this Information Circular.

Four quarterly meetings of the Board are scheduled for each fiscal year, and special meetings are called as necessary. The frequency of meetings and the nature of agenda items depend on the state of CI’s affairs and particular opportunities or risks that CI faces. During the fiscal year ended December 31, 2018, the Board met six times.

As part of each Board meeting, the independent Directors meet in the absence of management to independently assess the performance of senior management and to discuss issues involving CI.

Ethical Business Conduct

The Board takes its responsibility for setting the moral tone of the Corporation seriously. The Board receives quarterly reports regarding compliance with the Code of Business Conduct and Ethics and other policies which are designed to foster a culture of integrity.

In November 2006, the Board adopted a written code of business conduct and ethics (the “Code”), which constitutes written standards designed to promote integrity and to deter wrongdoing. The Code applies to the Corporation’s Directors and to the officers and employees of the Corporation and its subsidiaries. The Code is reviewed annually and updated, when necessary. The Code addresses, among other things, the following issues:

(a)	compliance with laws, rules, regulations and CI policies and procedures;

(b)	conflicts of interest;

(c)	protection of confidential information;

(d)	protection of opportunities belonging to CI;

(e)	anti-money laundering legislation and regulations;

(f)	protection and proper use of CI assets;

(g)	competition and fair dealing, including with CI’s competitors;

(h)	gifts and entertainment and payments to government personnel, including conduct which the Corporation considers foreign corrupt practices;

(i)	political donations and activities;

(j)	discrimination and harassment;

(k)	health and safety;

(l)	accuracy of CI records and reporting;

(m)	use of phone, fax, email and internet services; and

(n)	disclosure requirements and CI disclosure policy.

Personnel are expected and encouraged to talk to supervisors, department heads or other appropriate personnel if they have breached the Code or have observed a breach of the Code by others or observed a deficiency in the Corporation’s policies, procedures or controls which might enable a breach to occur or go undetected. CI does not permit any acts of retaliation for reports of misconduct by others. The Code also outlines compliance procedures to be followed to report any such breaches of the Code or other questionable conduct, including with respect to accounting and auditing matters, on a confidential and anonymous basis. The compliance department of CI monitors compliance with the Code and requires each employee to certify annually that they have read the Code and agree to comply with it.

To ensure that the Directors exercise independent judgment in considering transactions, agreements or decisions in respect of which a Director or executive officer has declared a material personal interest (in accordance with relevant provisions of corporate law), the Board follows a practice whereby any such Board member must be absent during any Board discussion pertaining thereto and not cast a vote on any such matter.

Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of Directors or executive officers may only be granted by the Board (or a committee of the Board to whom that authority has been delegated) and will be promptly disclosed as required by law or regulation. No waivers of the Code have been granted to date.

The Code can be viewed on CI’s website at www.cifinancial.com or at www.sedar.com.

CI has adopted formal policies to further ensure ethical business conduct, including an Anti-Bribery and Anti-Corruption Policy, Anti-Money-Laundering Policy and Procedures, a Sales Practices Policy and a Conflict of Interest Policy and Procedures.

Complaint and Grievance System

CI has adopted a formal Complaint and Grievance System to assist employees, supervisors and managers in conflict resolution. In cases of conflict, employees may submit complaints to their supervisor or the Chief Talent Officer. CI’s Human Resources Department is available to provide direction and counsel to employees, supervisors and managers in conflict situations.

Committees of the Board

There are currently two standing committees of the Board — the Audit and Risk Committee and the GHRC Committee. The Board has delegated certain authority and responsibilities to each of these committees and has mandated that each of them perform certain advisory functions and make recommendations to the Board. Only independent Directors can serve on these committees. The Lead Director serves as an ex officio member of each of the Board’s standing committees and is currently the Chair of the Audit and Risk Committee.

Each committee of the Board has a written charter. A copy of the Audit and Risk Committee Charter is contained in Appendix “A” in the Annual Information Form available on SEDAR at www.sedar.com. The GHRC Committee Charter is available on the Corporation’s website at www.cifinancial.com. Each committee is required to review and reassess its charter at least annually.

Audit and Risk Committee

The Audit and Risk Committee currently has four independent Directors as its members: Mr. W.E. Butt, Mr. T.P. Muir (Chair), Mr. S.T. Moore and Ms. B. Chang-Addorisio. Each member of the Audit Committee is independent and financially literate (as such terms are defined under NI 52-110). The Audit and Risk Committee is responsible for reviewing quarterly financial statements, annual financial statements and other financial disclosure documents prior to their approval by the full Board. The committee is also responsible for selecting and recommending to the Board the appointment and compensation of the external auditors, reviewing CI’s financial reporting process, internal controls and the performance of CI’s external auditors, and approving non-audit services by the external auditors. The external auditors and CI’s Chief Internal Auditor report directly to the Audit Committee. CI’s Chief Internal Auditor and external auditors meet quarterly with the Audit and Risk Committee and with the external auditors without management present.

In addition, the Audit and Risk Committee is responsible for the oversight of the Corporation’s systems to monitor and manage major business risks and legal and ethical compliance programs, including through regular reports on compliance systems and procedures and reports on the Corporation’s risk management policies and procedures. The Audit and Risk Committee meets quarterly with the Corporation’s management. The Audit and Risk Committee reviews and recommends to the Board for approval the risk related disclosure in the Corporation’s Annual Information Form and management’s discussion and analysis. Additional information regarding the Audit and Risk Committee, including its written charter, composition, and the relevant education and experience of its members is included in the Annual Information Form available on SEDAR at www.sedar.com.

GHRC Committee

The GHRC Committee currently has four independent Directors as its members: Messrs. D.P. Miller (Chair), S.T. Moore, P. Perrow and T.P. Muir (ex officio). The GHRC Committee assists the Board in overseeing CI’s compensation policies and practices, as well as assisting the Board in the strategic oversight of CI’s human capital, including with respect to organizational effectiveness, succession planning and talent management. The Committee is also responsible for developing CI’s approach to governance issues and overseeing the corporate governance process.

With respect to the Corporation’s compensation policies and practices, the GHRC Committee oversees management’s development of compensation policies and practices to provide fair and competitive compensation to CI’s employees, including senior management, and that CI’s compensation policies do not have unintended risk consequences. The GHRC Committee is responsible for evaluating the Chief Executive Officer’s performance and contribution to the success of the Corporation and making compensation recommendations. The GHRC Committee also reviews an annual compensation report prepared by management and recommends to the Board the compensation of any officers of the Corporation who report directly to the Chief Executive Officer, including the Named Executive Officers. The GHRC Committee also recommends to the Board for approval the terms of the compensation of Directors, the Chairman of the Board and those acting as Committee Chairs and Committee members.

The GHRC Committee assists the Board in its strategic oversight of the Corporation’s employee matters, and is responsible for reviewing the Corporation’s senior management succession plan and monitoring the progress and development of senior management in accordance with succession plans, overseeing and monitoring talent development and retention strategies and assessing the “tone at the top” set by the Chief Executive Officer and other senior management through the promotion of integrity, ethics and corporate diversity. In addition, the GHRC Committee is responsible for reviewing the Corporation’s executive compensation disclosure and reporting to securityholders on remuneration.

The GHRC Committee is also responsible for overseeing CI’s corporate governance program and processes, including ensuring that the Board functions independently of management and promoting a Board culture that optimizes Board effectiveness. The GHRC Committee conducts an annual review of Board and Director effectiveness and engagement of each Director. Based upon this review, the GHRC Committee makes recommendations aimed at enhancing Board and committee effectiveness, including in connection with director succession planning and the nomination of Director candidates. The GHRC Committee also makes recommendations to the Board with respect to Director compensation and share ownership guidelines. The GHRC Committee is also responsible for Director orientation and education.

Board, Committee and Director Assessment

The GHRC Committee ensures that an appropriate system is in place to annually evaluate the effectiveness of the Board as a whole, as well as the committees of the Board, with a view to ensuring that they are fulfilling their respective responsibilities and duties. In connection with these evaluations, each year every Director is requested to provide his or her assessment of the effectiveness of the Board and each committee, as well as the contribution and performance of the individual Directors, including the Chairman, Lead Director and committee chairs. Each Director also completes a self-evaluation form. The process is designed primarily to provide constructive input for the improvement of the Board. These evaluations consider the competencies and skills each Director is expected to bring to his or her particular role on the Board or a committee and the contribution of each Director to the effectiveness of the Board, as well as any other relevant facts. For fiscal 2018, the Directors completed a written Board effectiveness assessment and self-evaluation form, which is summarized on a confidential basis by the chair of the GHRC Committee in a report that is presented to the Board for discussion. The GHRC Committee chair is available should any Director wish to discuss his or her written responses to the questionnaire or otherwise provide input on Board effectiveness.

The written Director assessment is not intended to stifle comment and the Directors are invited to raise any matters of concern with the chair of the GHRC Committee. The topics included in the Director assessment questionnaire include:

▪ Board Composition, including Diversity	▪ Risk Management

▪ Duties and Responsibilities	▪ Leadership

▪ Management Performance and Compensation	▪ Board Succession

▪ Committee Structure and Effectiveness	▪ Relationship with Management

▪ Management / Organization Compliance	▪ Planning and Appraisal

In addition, each Director is asked to compare the Board with other boards of directors on which he or she serves in areas such as quality of leadership, culture and effectiveness, among others. Directors are also asked to rank the relative strength of the Board in a number of areas, including industry-specific knowledge, relationship with management, commitment to the Corporation and effective decision-making and to rank the relative strength of the Board’s oversight function in each of the Board’s core areas of responsibility, as set out in the Board Mandate.

The objective of the confidential Director self-evaluation form is to improve the overall performance of the Board by assisting individual Directors to build on their strengths and identify areas for continuing development. Each Director is asked to self-evaluate with respect to his or her individual goals, objectives, participation and contribution.

Position Descriptions

The Board has approved written position descriptions for the Chairman of the Board, the Lead Director and the Chairs of the Board Committees.

Chairman

The Chairman’s role is to provide broad-based leadership and direction to the Board in its stewardship of the Corporation and oversee, guide and support the Board in fulfilling its duties and responsibilities in an effective and independent manner. The Chairman also serves as a strategic advisor to senior management with respect to the Corporation’s business and the industry. The Chairman’s primary responsibilities include, but are not limited to:

(a)	Ensuring that the structure and composition of the Board, including Board size and the mix of Directors’ knowledge, interests, skills and experience, facilitate effective and interactive decision-making.

(b)	Promoting a high-performance Board culture that is conducive to the full engagement by all Board members and encourages challenging and constructive debate.

(c)	Together with the Lead Director, calling and organizing meetings of the Board, including setting the agenda for each Board meeting with a view to CI’s long-term strategic priorities.

(d)	Ensuing that the Board is provided with the necessary resources, training and development with respect to the industry and CI’s business to enable each Director to fulfill his or her duty to act in the best interests of the Corporation.

(e)	Fostering a constructive and effective working relationship between the Board and the Chief Executive Officer.

(f)	Collaborating with the Chief Executive Officer to recruit and mentor top executives and monitor and evaluate senior managerial and corporate performance.

(g)	Advising senior management in its consideration of strategic opportunities and transactions, including in the areas of capital allocation, technology and growth strategies.

(h)	Providing strategic support and counsel to senior management with respect to the business in which the Corporation operates and its business development, growth trajectory and strategic direction.

(i)	Ensuring the effective communication of the Corporation’s culture, values and objectives to the Shareholders and other stakeholders.

(j)	Acting, together with the Chief Executive Officer, as a liaison with the Corporation’s various stakeholders.

Lead Director

The Lead Director’s role is to facilitate the functioning of the Board independently of management and provide independent leadership to the Board. The Lead Director’s duties include, but are not limited to, the following:

(a)	Ensuring that the Board functions independently from management in carrying out the Mandate of the Board and fulfilling its fiduciary obligations to the Corporation.

(b)	Guiding the views, concerns and issues of the independent Directors and keeping the Chairman of the Board fully informed of any concerns raised by the Board.

(c)	Advocating, in consultation with the Chairman, and enforcing a strong governance framework for the Board.

(d)	Encouraging Directors to stay informed about the Corporation’s business and industry, including by working with the Chairman to provide access to an effective architecture of information designed to inform Directors of the key activities undertaken by the Corporation and the central issues facing the Corporation.

(e)	Together with the Chairman, setting the agenda for each Board meeting with a view to the Board’s role in the stewardship of the Corporation and the provision of oversight and guidance with respect to the Corporation’s strategic plan.

(f)	Chairing each meeting of the Board, including any meetings or portions of meetings of the independent Directors in the absence of management.

(g)	Assisting the Chairman, as well as the Board’s GHRC Committee, in the promotion of a high-performance Board culture that is conducive to the full engagement by all Board members and promotes challenging and constructive debate and effective decision-making.

(h)	Serving as a member of each of the Board’s standing Committees and acting as a liaison between the independent Directors and executive Directors.

(i)	Leading the Directors in providing independent oversight and guidance with respect to the Corporation’s strategic plan, including by challenging management to maintain a long-term view of the Corporation’s objectives and approving the Corporation’s overall strategic framework.

(j)	Actively participating, in consultation with the GHRC Committee, in management succession planning, including the recruitment, appointment and monitoring of the Chief Executive Officer.

Committee Chairs

The Board has delegated certain responsibilities to its committees and requires that each of them perform certain advisory functions and make recommendations to the Board in accordance with written charters. See “Committees of the Board” above.

The most important responsibility of the chair of each committee of the Board is to ensure that the responsibilities of the committee as set out in the committee’s Charter are carried out in an effective manner independently from management. Each committee is required to reassess its Charter at least annually and report to the Board thereon. The Charter may also assign specific additional responsibilities to the chair of the committee. The responsibilities of the Chair of each committee include, but are not limited to, the following:

(a)	Ensuring that the committee is effectively organized to carry out its duties and responsibilities.

(b)	Promoting a committee culture that is conducive to the full engagement by all committee members and encourages challenging and constructive debate and effective decision-making.

(c)	Working with the Secretary of the Corporation to develop and refine the committee’s annual forward agenda to capture long-term issues and evolving priorities, as well as regular business items.

(d)	Chairing each meeting of the committee and setting the agenda for committee meetings, with a view towards the committee’s responsibilities as enumerated in the committee’s Charter.

(e)	Retaining outside advisors or experts as may be required.

(f)	Reporting to the Board on the work of the committee and material matters discussed or considered by the committee at least quarterly, or more frequently as necessary, building an environment of open communication and robust discussion at the Board level.

(g)	Maintaining regular communication with the Chairman, Lead Director, and Chief Executive Officer, as well as other members of senior management.

The Directors review the performance of the individuals who occupy these positions on at least an annual basis and use this opportunity to assess and update the responsibilities of each committee and its chair as described above under “Board, Committee and Director Assessment”.

Orientation and Education

CI provides an orientation program for newly elected Directors and provides information for all Directors on the activities of CI and its subsidiaries on an ongoing basis. Board members are also provided with opportunities to attend continuing education programs run by third parties.

The GHRC Committee oversees director orientation to assist new Directors in understanding the operation of the business and the affairs of the Corporation and the role of, and expectations as to contributions to be made by, the Board and its committees. New Directors meet with senior management, including the Chief Executive Officer, for comprehensive sessions on the Corporation’s financial performance, including key value metrics and risk management, the Corporation’s business lines and the role of operations, governance and compliance. As well, new Directors receive a Director Orientation Manual, which, along with other material, contains a summary of CI’s structure and key policies and procedures, including the Code.

Directors are offered the opportunity on a regular basis, and new Directors are required, to tour CI’s head office operations and to meet and make inquiries of CI and its subsidiaries’ senior managers. Between meetings of the Board, senior management keeps Board members up to date on the business of the Corporation. CI encourages its Directors to maintain the skills and knowledge necessary to meet their obligations as Directors and as members of key Board committees. Management arranges for speakers from inside and outside the Corporation who are knowledgeable about the industry and the economy to meet with the Board, without management present, to discuss matters of interest to the Board and answer questions.

In addition, as summarized in the table below, during 2018, Directors participated in information and education sessions on a variety of topics as part of the Corporation’s regularly scheduled or special Board and Committee meetings. Members of the Board and Committees, as applicable, participated in such sessions at the Board and Committee meetings held in February, May, June, August, and November.

TOPIC	FORUM

Business Development & Strategy

Quarterly reports concerning sales and marketing of retail products as well as updates on institutional business and portfolio management led by responsible executives of the Corporation and its affiliates, as applicable.

All regularly scheduled Board meetings.
Corporate Strategy Information and education session led by William Priest, Chief Executive Officer, Epoch Investment Partners, Inc. and Neil Selfe, Chief Executive Officer, INFOR Financial Inc.	Board meeting.
Corporate Development and Strategy Quarterly update focusing on opportunities, challenges and strategies led by Chief Executive Officer and President.	All regularly scheduled Board meetings.
Human Resources Information and education sessions on human resources and employment considerations led by head of human resources.	All regularly scheduled GHRC Committee meetings.

Industry Update

Information and education session on investment strategy and developments led by Richard Jenkins, Chairman and Managing Director of Black Creek Investment Management Inc.

Information and education session and investment update led by President of BBS Securities.

Board meeting. Board meeting.
Information Technology Information and education sessions on information technology and security led by Chief Operating Officer and head of technology.	All regularly scheduled Audit and Risk Committee meetings.
Risk Management Information and education sessions on the Corporation’s risk management structure, function and process led by Chief Risk Officer.	All regularly scheduled Audit and Risk Committee meetings.

To date in 2019, Directors have participated in the following information and education sessions as part of the regularly scheduled meetings of the Board or committees, as indicated, which were held in February and May 2019.

TOPIC	FORUM
Corporate Development and Strategy Quarterly updates focusing on opportunities, challenges and strategies led by Chief Executive Officer and President.	All regularly scheduled Board meetings

Business Development & Strategy

Quarterly reports concerning sales and marketing of registered products as well as updates on institutional business and portfolio management led by responsible executives of the Corporation and its affiliates.

All regularly scheduled Board meetings
Human Resources Information and education sessions on human resources and employment considerations led by head of human resources.	All regularly scheduled GHRC Committee meetings
Industry Update Information and education on investment strategy and developments led by Capital Markets Strategist.	All regularly scheduled Board meetings
Risk Management Information and education session on the Corporation’s risk management structure, function and process led by Chief Risk Officer.	All regularly scheduled Audit and Risk Committee meetings

Board Diversity

CI believes in diversity and values the benefits that diversity can bring to the Board. Diversity enhances decision-making and can enable the Board to function more effectively in fulfilling its core responsibilities. CI has an inclusive culture which respects and encourages diversity at all levels of the organization.

CI and the Board believe that diversity of thought, problem solving approaches and views enhances decision-making and provides for more effective management of the Corporation. For purposes of Board composition, diversity includes, but is not limited to, differences in age, ethnicity, religion, business experience, education, skills or gender. As noted above, your Board members collectively possess a broad range of skills, experience and business knowledge.

The Board does not have a specific policy regarding diversity or a target for gender diversity; however the GHRC Committee is required to and does consider gender diversity when recruiting and making recommendations regarding new Directors. The Corporation and the Board are committed to a merit-based system for Board composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the GHRC Committee and the Board will consider candidates on merit against objective criteria having due regard to the benefits of diversity and the needs of the Board.

When filling vacancies on the Board, the Board directs the GHRC Committee to ensure that female candidates are given serious, appropriate consideration, taking into account the importance of diversity on our Board. The objective of the GHRC Committee in recruiting new Directors is to ensure that the Board as a whole possesses diverse characteristics. At any particular time, the Board will be looking for candidates with the right mix of age, skills, experience and industry knowledge to fill a vacancy. Female candidates for director will be included in the list of potential Board nominees. When considering new candidates to fill vacancies on the Board, the GHRC Committee considers both male and female candidates.

Two of the Corporation’s four newest Directors are female. The Board currently has two female Directors and seven male Directors for a proportionate representation by women on the Board of 22%. Following the close of the Meeting, assuming all Directors are elected, the Board will have two female Directors and six male Directors for a proportionate representation by women on the Board of 25%.

Time Period	Percentage of Female Directors
Prior to 2013	0%
2013-2017	14%
2018 – March 2019	25%
March 2019 – Present	22%
June 2019 (prospective)	25%

Executive Officer Diversity

Diversity is integrated into our approach to talent management. The Corporation recognizes that diversity of thought enhances decision-making. Management also believes that diversity of thought is more likely to occur in an inclusive culture that respects differences, whether these differences are on the basis of age, ethnicity, religion, skills, experience, education or gender.

The Corporation has a very diverse employee population. The Corporation hires from the largest possible pool of talent on the basis of merit and then takes steps to ensure that the employees are supported and encouraged to achieve their career potential. Management is not aware of any institutional barriers to career advancement based on gender or other differences.

CI launched a Women’s Mentorship Program (the “Women in Leadership Program”) in 2012 and the Program has been extremely successful for the past seven years. The Women in Leadership Program was revamped in 2019 to provide an extended twelve to eighteen-month mentorship period and a more in-depth approach to the matching process to ensure the most successful match of high-potential individuals with a seasoned mentor from CI’s leadership team. The Women in Leadership Program helps mentees manage the delicacies of relationships and the increasing complexity of leadership roles, preparing them for a greater breadth of accountability as the organization changes and evolves. The Women in Leadership Program is entering its eighth year as a resounding success and has now been recognized as a leader in both its structure and results. Since the inception of the Women in Leadership Program, almost 100 women have participated.

In addition, CI’s Mentee Alumni Group was initiated two years ago by two graduates of the Women in Leadership Program and allows for another form of female peer support and mentoring outside of the formal program. This program fosters a culture in which women can continue to support one another and facilitates peer mentoring in an environment of continuous learning.

CI also has a Mentor City program that is web-based and allows for broader matching across all areas of the organization. This program is non-gender specific and follows the same principles and methodology used in the Women in Leadership Program. This mentoring methodology is now being applied to support other initiatives in the organization, such as the “buddy” program for new hires, which is another form of peer mentoring.

Diversity and the objective of ensuring that all employees, officers and Directors are treated with integrity, honesty, fairness and respect, is a fundamental value that underlies CI’s policies and procedures. The consideration of the representation of women in senior officer positions is governed under these practices. Management is required to and does consider diversity in the hiring and advancement of executives and senior management. Management is concerned that the imposition of a target for women in executive officer positions could frustrate the ability of management to choose the person that they have determined is the best for the job and could be perceived by employees and potential employees as unfair. For that reason, CI does not establish targets for gender diversity.

Until her retirement on March 31, 2019, Sheila A. Murray served as President of the Corporation and of the Corporation’s major subsidiary since February 2016. Ms. Murray held positions of increasing responsibility and accountability since joining CI as General Counsel in January 2008. As President, Ms. Murray was central to the leadership of the Corporation through the creation, communication and implementation of our core mission, the development of strategy and the management of performance.

The Corporation, including its major subsidiary, has six female executive officers representing 27% of the total number of executive officers.

Compensation

The Board, acting on the recommendation of the GHRC Committee, reviews the adequacy and form of the compensation paid to the Chief Executive Officer, as well as any individual that reports to the Chief Executive Officer, and approves such compensation, as described in the Compensation Discussion and Analysis. The GHRC Committee or the Board may retain a compensation consultant to assist them in determining Board compensation but has chosen not to do so.

The Board, acting on the recommendation of the GHRC Committee, also reviews and approves the amount and form of annual compensation to be paid to the Directors and ensures that it reflects the workload and responsibilities of the Directors as well as the risks to which they are exposed.

Share Ownership by Executive Officers and Directors

The Board has adopted the following share ownership guidelines to further align the interests of the Corporation’s executive officers and non-employee Directors of the Board with the interests of the shareholders and to promote the Corporation’s commitment to corporate governance (the “Share Ownership Guidelines”). The Share Ownership Guidelines for executive officers are determined as a multiple of the officer’s base salary. The Share Ownership Guidelines for non-employee Directors are determined as a multiple of the regular annual cash retainer paid to directors for service on the Board.

Position	Ownership Requirement
Chief Executive Officer	5 times base salary
President (to the extent held separately from CEO)	5 times base salary
Executive Officers	3 times base salary
Other executives designated by the Board	To be determined by the Board
Chairman of the Board	5 times annual retainer

The thresholds set out in the Share Ownership Guidelines may be satisfied by Shares deliverable upon settlement of RSUs or DSUs, but does not include Shares underlying stock options.

Individuals subject to the Share Ownership Guidelines are required to achieve the applicable ownership threshold within three years after first becoming subject to the Share Ownership Guidelines. If an individual becomes subject to a greater ownership amount, due to promotion or an increase in base salary or annual Director’s fees, the individual is expected to meet the higher ownership threshold within two years.

Share prices of all companies are subject to market volatility. The Board believes that it would be unfair to require an executive officer or Director to buy more Shares simply because the Corporation’s share price drops temporarily. In the event there is a significant decline in the Corporation’s Share price that causes a Director’s or executive officer’s holdings to fall below the applicable threshold, the Director or executive officer shall not sell or transfer any Shares until the threshold has again been achieved.

As of the date hereof, each Director standing for re-election or election for the first time holds Shares that have, or previously during their tenure as a Director had, a market value at or above the minimum requirement. In aggregate, the nominated Directors own or control 19,346,991 Shares, DSUs and/or RSUs, representing approximately 8% of the outstanding Shares as of the date of this Information Circular, and aligning their interests with yours.

Restrictions on Trading and Hedging Shares of the Corporation

Under our Insider Trading Policy, employees, officers and directors are prohibited from speculating in Shares, purchasing financial instruments to hedge or offset a decrease in the market value of Shares owned, short selling Shares and buying or selling a call or a put in Shares.

Normal course issuer bid

Effective June 18, 2018, the TSX accepted CI’s notice of intention to commence a normal course issuer bid through the facilities of the TSX (the “Notice”) and effective December 13, 2018, the TSX accepted CI’s notice of intention to amend the Notice.  Under the amended bid CI may purchase up to 25,356,405 Shares at the prevailing market price.  Purchases under the bid will terminate no later than June 17, 2019.  As of May 8, 2019, CI has acquired an aggregate of 23,188,900 Shares under the normal course issuer bid at an average price of $20.16 per Share.  In February 2017, the TSX accepted notice from CI that Shares may be purchased under the Corporation’s normal course issuer bid by a trustee and used to settle vested RSUs under the RSU Plan, subject to certain of the TSX’s rules relating to normal course issuer bids and with such Shares counted towards the Share maximum that may be purchased under the Corporation’s normal course issuer bid. Shares purchased by CI under the normal course issuer bid will be cancelled, and Shares purchased by a trustee as described above will remain outstanding and be delivered to settle vested RSUs.  Shareholders may obtain a copy of the Notice, without charge, by contacting the Corporate Secretary of CI.  The Corporation intends to renew its normal course issuer bid effective June 18, 2019, subject to receipt of approval from the TSX.

Additional information

Additional information relating to CI is available on SEDAR at www.sedar.com and on CI’s website at www.cifinancial.com under the “CI Financial” section. Detailed financial information is provided in CI’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year.

Securityholders may request copies of CI’s financial statements, MD&A, Annual Information Form and Annual Report for the most recent fiscal year upon request to the Corporate Secretary of CI at the head office of CI, or obtain them on CI’s website at www.cifinancial.com.

Other business

Management of CI currently knows of no matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.

Directors’ approval

The contents and sending of this circular have been approved by the Board of Directors of CI.

Toronto, Ontario	By Order of the Board of CI Financial Corp.
May 8, 2019

PETER W. ANDERSON
Director and President and Chief Executive Officer
CI Financial Corp.

SCHEDULE A

ADVISORY VOTE ON APPROACH TO EXECUTIVE COMPENSATION

RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the shareholders accept the approach to executive compensation disclosed in the Corporation’s management information circular delivered in advance of the 2018 Annual Meeting of the shareholders of CI Financial Corp.

* * * * *

If you have not indicated how you would like to vote your Shares on the Say on Pay vote, those Shares will NOT be voted on this resolution.

A-1

SCHEDULE B

CI FINANCIAL CORP.

BOARD OF DIRECTORS’ MANDATE

As of February 8, 2019

The Board of Directors (the “Board”) of CI Financial Corp. (the “Company”) is responsible for the stewardship of the Company and in that regard has the duty to manage or supervise the management of the business and affairs of the Company.

Composition

The Board is elected annually by shareholders. The articles of incorporation of the Company stipulate that the Board shall consist of a minimum of three and no more than fifteen Directors, with the number of Directors from time to time within such range being fixed by resolution of the Directors.

A majority of Directors shall be “independent”. “Independent” shall have the meaning, as the context requires, given to it in National Policy 58-101 – Disclosure of Corporate Governance Practices, as may be amended from time to time. All committees of the Board shall be composed solely of independent Directors.

The Board shall consider its size and composition on a regular basis, taking into account its responsibilities, the collective skills, expertise, experience and attributes of its members and the risks and strategic direction of the Company.

Term Limits

Effective May 10, 2018, the Board adopted a twelve-year term limit for all Directors, applicable to Directors who have served on the Board less than twelve years as of that date. Term limits are not intended to discourage the full and frank assessment of each Director’s contribution to the Board on an annual basis. Term limits do not apply to the Chief Executive Officer.

Duties and Responsibilities

The Board is responsible for the supervision of the business and affairs of the Company. Each member of the Board must act honestly and in good faith with a view to the best interests of the Company, and must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In fulfilling its mandate, the Board’s oversight and monitoring responsibilities include:

1.	Strategic Planning

▪	Developing a depth of knowledge of the Company’s operations and business to assess the assumptions on which the Company’s strategic plans are based.
▪	Providing oversight and guidance on the strategic issues facing the Company and the development of the strategic plan.
▪	Approving significant business decisions not specifically delegated to management.
▪	Approving, on at least an annual basis, a strategic plan of the Company, taking into account the risks and strategic direction of the Company.

2.	Financial Information and Internal Controls

▪	Overseeing the financial reporting and disclosure obligations of the Company imposed pursuant to laws, regulations, rules or policies.
▪	Monitoring the integrity of the Company’s management information systems and the effectiveness of its internal controls through regular reporting by management and others.
▪	Overseeing the processes underlying management’s certification and attestations with respect to the Company’s internal control and disclosure control procedures.
▪	Approving the Company’s financial statements, management’s discussion and analysis (MD&A) and press releases disclosing financial information and overseeing the Company’s compliance with audit, accounting and reporting requirements.
▪	Overseeing management of taxation issues.

3.	Identification and Management of Risks

▪	Reviewing reports of and receiving presentations related to processes in place to identify, manage and mitigate the principal risks inherent in the Company’s business and operations.
▪	Overseeing and monitoring processes to provide reasonable assurance that the business of the Company is being operated in compliance with all applicable legal and regulatory requirements.

4.	Human Resource Management and Executive Compensation

▪	Reviewing and approving compensation policies and practices to enable the Company to attract, develop and retain skilled senior executives.
▪	Overseeing the Company’s executive compensation and the compensation philosophy used in determining the compensation awarded to non-executive employees.
▪	Overseeing succession planning for senior management, including recruiting, appointment and evaluation and, if necessary, termination of the Chief Executive Officer, and oversight of appointment and performance of other senior executive officers.

5.	Governance

▪	Developing, approving and monitoring the Company’s approach to corporate governance.
▪	Establishing and maintaining formal processes for annual assessment of the effectiveness of the Board, individual directors and the Board committees.
▪	Monitoring the size and composition of the Board and, at least annually, assessing the skills, expertise, experience, competencies and attributes of each Board member.
▪	Examining, at least annually, the role and responsibilities of each of the Board committees to improve the effectiveness and efficiency of the Board.
▪	Promoting a Board culture that optimizes Board effectiveness.
▪	Taking reasonable steps to ensure that the Company has procedures in place to permit the Board to function independently.

6.	Integrity and Ethics

▪	Approving and monitoring compliance with the Company’s Code of Business Conduct and Ethics and other policies which foster a culture of integrity.
▪	Obtaining reasonable assurance that the senior management strives to create a culture of integrity.
▪	Establishing and overseeing a whistleblower process.

7.	Corporate Communications

▪	Satisfying itself that appropriate procedures and policies are in place regarding accurate and timely public disclosure, including reviewing and approving the Company’s Disclosure Policy.
▪	Monitoring compliance with applicable corporate and securities law requirements regarding the accuracy and timeliness of disclosure.

Committees

Subject to applicable laws and the Articles and By-laws of the Company, the Board shall delegate certain authority and responsibilities to its committees and require that each of them perform certain advisory functions and make recommendations to the Board in accordance with written charters. The Board has approved charters for each Board committee and shall approve charters for each new Board committee. The Board had established the following standing committees: the Audit and Risk Committee and the Governance, Human Resources and Compensation Committee. The Board may establish other Board committees or merge or disband any Board committee. Each committee is required to reassess its written charter at least annually and report to the Board thereon. The Board has also approved position descriptions for the Committee Chairs, the Lead Director and the Chairman of the Board. To facilitate communication between the Board and each Board committee, each Committee Chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after the committee’s meeting. The Lead Director shall be an ex officio member of each of the Board’s standing committees.

Meetings

The Board shall schedule four regular meetings annually and special meetings shall be called as necessary. The frequency of meetings and the nature of agenda items shall depend on the state of the Company’s affairs and particular opportunities or risks that the Company faces. In its discretion, the Board may elect to conduct all or any part of its meetings in the absence of management and/or the non-independent Directors.

(a)	Secretary and Minutes

The Corporate Secretary, his or her designate or any other person the Board requests shall act as Secretary of Board meetings. Minutes of Board meetings shall be recorded and maintained by the Corporate Secretary and subsequently presented to the Board for approval.

(b)	Meetings Without Management

The independent members of the Board shall hold regularly scheduled meetings, or portions of regularly scheduled meetings, at which non-independent Directors and members of management are not present.

The Lead Director, or his or her designate or any other person that the Board requests, shall act as Secretary for any regularly scheduled meetings, or portions of regularly scheduled meetings, at which members of management are not present. The Lead Director will inform the Secretary of any action items during an in camera meeting and the Secretary will include such action items in the minutes of the meeting.

(c)	Directors’ Responsibilities

Each Director is expected to commit the time and resources necessary to properly carry out his or her duties. Each Director is expected to attend all meetings of the Board and any committee of which he or she is a member. Directors are expected to adequately prepare for all meetings of the Board, which requires each Director, at a minimum, to have read and considered the materials sent to them in advance of each meeting, and to actively participate in the meetings. New Directors are expected to understand fully the role of the Board and its committees and the expected contribution of individual Directors.

The Lead Director and the Chairman of the Board are responsible for setting a carefully crafted agenda, as well as fulfilling all other responsibilities enumerated in their respective position descriptions. Directors may propose agenda items through communication with the Lead Director.

Service on Other Boards and Committees

To ensure that each Director is able to commit sufficient time and energy to fulfill his or her duties as a member of the Board, and to avoid circumstances that may impact independence, the Board has established guidelines with respect to service by Directors on outside public company boards of directors and committees. Exceptions to the below guidelines may be granted with the consent of the Board.

(a)	Service on Other Public Company Boards

Directors who are chief executive officers or other senior executives of public companies may hold at most two outside public company directorships and other Directors may hold no more than four outside public company directorships.

(b)	Service on Other Public Company Audit Committees

No Director that is a member of the Audit and Risk Committee may sit on more than three outside public company audit committees.

(c)	Board Interlocks

No more than two Directors may sit on the same outside public company board of directors.

(d)	Chief Executive Officer Service on Other Public Company Boards

The Company’s Chief Executive Officer may not sit on the board of directors of an outside public company.

(e)	Other Conflicts of Interest

No Director may serve on the board of a competitor or of a regulatory body with oversight of the Company or its subsidiaries or any other board which the Governance, Human Resources and Compensation Committee reasonably determines is inadvisable.

Directors are required to advise the Chairman of the Board and the Chair of the Governance, Human Resources and Compensation Committee before accepting a directorship on an additional public, private or not-for-profit board (or similar body) or membership on an additional board committee in order to provide an opportunity to verify that a Director continues to have the time and commitment to fulfil his or her obligations to the Board and to be satisfied that the Director is in compliance with the above guidelines and no real or apparent conflict of interest would result.

In addition, Directors must notify the Chairman of the Board and the Chair of the Governance, Human Resources and Compensation Committee before establishing other significant relationships with businesses, institutions, governmental units or regulatory entities, particularly those that may result in significant time commitments or a change in the Director’s relationship to the Company or its affiliate or potentially impact the reputation of the Company.

Continuation of Board Members

When a Director’s principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board (determined by reference to factors such as country of principal residence, principal occupation, industry affiliation, other boards on which the Director serves etc.), the Board shall, considering the recommendation of the Governance, Human Resources and Compensation Committee and in light of all the circumstances, determine whether to request that the Director resign.

Authority of the Board

The Board shall have unrestricted access to management and employees of the Company. The Board requires timely and accurate reporting from management and shall regularly review the quality of management’s reports.

Subject to prior consultation with the Chief Executive Officer (except in unusual circumstances), the Board is authorized to:

1.	retain and terminate external legal counsel, consultants and other advisors it determines necessary to carry out the Board’s duties and responsibilities; and

2.	set and require the Company to pay the compensation and charged expenses for any advisors engaged by the Board.

Security Ownership by Directors

Effective February 16, 2017, each Director (except Directors who are officers of the Company) is required to beneficially own that number of securities of the Company the market value of which is at least three times the annual Directors’ fees paid to such Director. Directors will be given three years to meet this ownership requirement. New Directors will be given three years following their appointment to meet this ownership requirement. Each Director who is a member of management of the Company is required to beneficially own that number of securities of the Company the market value of which is at least five times his current base salary.

Annual Review of the Mandate

In connection with the preparation of the Company’s management information circular for the annual meeting of shareholders, the Board shall review and reassess the Mandate for adequacy and make changes as it deems necessary.

No Rights Created

This Mandate is a statement of broad policies and is intended as a component of the governance framework within which the Board, assisted by its committees, directs the affairs of the Company. While it should be interpreted in the context of all applicable laws, regulations and listing requirements, as well as in the context of the Company’s Articles and By-laws, it is not intended to establish any legally binding obligations.

2 Queen Street East

Twentieth Floor

Toronto, Ontario

M5C 3G7

Phone: (416) 364-1145

Toll Free: 1-800-268-9374

E-mail: investorrelations@ci.com

Email (independent director): ci@muir99.com

Website: www.cifinancial.com